

GROWTH AND CONSISTENCY







HEICO® CORPORATION ANNUAL REPORT 2010

HEICO® CORPORATION ANNUAL REPORT

2010

FINANCIAL HIGHLIGHTS

Year ended October 31,[1]	2008	2009	2010
(in thousands, except per share data)			
Operating Data:			
Net sales	$ 582,347	$ 538,296	$ 617,020
Operating income	105,788[4]	88,255	109,173[6]
Interest expense	2,314	615	508
Net income attributable to HEICO	48,511[4]	44,626[5]	54,938[6]
Weighted average number of common shares outstanding:[2]			
Basic	32,886	32,756	32,833
Diluted	34,054	33,780	33,771
Per Share Data:[2]			
Net income per share attributable to HEICO shareholders:			
Basic	$ 1.48[4]	$ 1.36[5]	$ 1.67[6]
Diluted	1.42[4]	1.32[5]	1.62[6]
Cash dividends per share[2]	.080	.096	.108
Balance Sheet Data (as of October 31):			
Total assets	$ 676,542	$ 732,910	$ 781,643
Total debt (including current portion)	37,601	55,431	14,221
Redeemable noncontrolling interests[3]	48,736	56,937	55,048
Total shareholders' equity[3]	453,002	490,658	554,826

(1) Results include the results of acquisitions from each respective effective date.

(2) All share and per share information has been adjusted retrospectively to reflect a 5-for-4 stock split effected in April 2010.

(3) Amounts for the years ended October 31, 2008 and 2009 have been adjusted retrospectively to conform to new accounting guidance on accounting for noncontrolling interests (formerly referred to as minority interests) that we adopted effective November 1, 2009. See Note 1, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements for more information.

(4) Operating income was reduced by an aggregate of $1,835 in impairment losses related to the write-down of certain intangible assets within the Electronic Technologies Group ("ETG") to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses and decreased net income attributable to HEICO by $1,140, or $ 03 per basic and diluted share.

(5) Includes a benefit related to a settlement with the Internal Revenue Service concerning the income tax audit claimed by the Company on its U.S. federal filings for qualified research and development activities incurred during fiscal years 2002 through 2005 as well as an aggregate reduction to the related liability for unrecognized tax benefits for fiscal years 2006 through 2008, which increased net income attributable to HEICO by approximately $1,225, or $.04 per basic and diluted share.

(6) Operating income was reduced by an aggregate of $1,438 in impairment losses related to the write-down of certain intangible assets within the ETG to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses and decreased net income attributable to HEICO by $889, or $.03 per basic and diluted share.

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report constitute forward-looking statements which may involve risks and uncertainties. HEICO's actual experience may differ materially from that discussed as a result of factors, including, but not limited to: lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services; product specification costs and requirements, which could cause our costs to complete contracts to increase; governmental and regulatory demands, export policies and restrictions, military program funding by U.S. and non-U.S. Government agencies or competition on military programs, which could reduce our sales; HEICO's ability to introduce new products and product pricing levels, which could reduce our sales or sales growth; HEICO's ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest and income tax rates and economic conditions within and outside of the aviation, defense, space, medical, telecommunication and electronic industries, which could negatively impact our costs and revenues. Parties receiving this material are encouraged to review all of HEICO's filings with the Securities and Exchange Commission, including, but not limited to filings on Form 10-K, Form 10-Q and Form 8-K. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



From left to right: Eric A. Mendelson, Laurans A. Mendelson, Victor H. Mendelson, and Thomas S. Irwin.

HEICO'S SENIOR MANAGEMENT
FOCUSED ON GROWTH, CONSISTENCY, AND TEAMWORK

For the past 20 years, HEICO Corporation's Board of Directors has placed the Company's management in the hands of an executive team consisting of Chairman and Chief Executive Officer, Laurans A. Mendelson, Co-Presidents, Eric A. Mendelson and Victor H. Mendelson, and Executive Vice President and Chief Financial Officer, Thomas S. Irwin. While HEICO was experiencing financial and operating difficulties in the late 1980s, Laurans, Eric and Victor Mendelson became the Company's largest shareholders after Victor Mendelson suggested that they seek to take over management of the Company in order to build a strong manufacturing and service company.

After taking over in 1990, along with Thomas Irwin, they set out to build HEICO into a successful and profitable business which would yield superior returns to the Company's shareholders over time. Together, they have collaborated in HEICO's transformation from a company with a net loss of $519 thousand, net sales of approximately $26 million and a market capitalization of approximately $25 million in 1990 to a diversified aerospace and defense company with fiscal 2010 operating income of more than $109 million on sales of slightly more than $617 million and with a market capitalization of approximately $1.5 billion.

Dear Fellow Shareholder:

Since 1990, HEICO Corporation has experienced compound annual growth in sales and operating income of approximately 20%. Fiscal 2010 was another excellent year for us. Net income increased 23% to a record $54,938,000, or $1.62 per diluted share, up from $44,626,000, or $1.32 per diluted share, in fiscal 2009. Our operating income increased 24% to a record $109,173,000, up from $88,255,000 in fiscal 2009. Our net sales increased 15% to a record $617,020,000, up from $538,296,000 in fiscal 2009.

HEICO declared its 65th consecutive semi-annual cash dividend since 1979 and, in April 2010, declared a 5-for-4 stock split, which was the 11th stock dividend or stock split declared since the company started making them in 1995. We also completed the acquisition of dB Control and were named one of the "Best 100 Small Companies" by Forbes Magazine.

Our growth was broadly based across nearly all of our product lines and markets served. As the year progressed, our commercial aviation aftermarket businesses witnessed greater growth than in the first half of the year, while our defense, space, commercial aircraft OEM and medical-markets also grew. We credit our incredible Team Members for making this happen.

Gone are the days when HEICO relied exclusively on a small number of parts or a single jet engine program for the bulk of its revenues. HEICO generates its revenues from a plethora of platforms in several industries or sub-industries. As a well diversified growth company, HEICO is structured to minimize the deleterious effects of downturns and to accentuate growth during more normal times.

We believe the upturn in commercial aircraft-related activity will continue in 2011. HEICO is perfectly situated to reap the benefits of this upturn through our commercial aircraft aftermarket businesses and our commercial OEM activities relating to new aircraft production. While we cannot be certain of the future and there are risks and uncertainties (which are listed at the bottom of the inside cover of this report), we believe both the short and long term outlooks for commercial aviation remain strong, as commercial air travel has recovered beyond 2008 levels and capacity is, once again, being added to the system.

We also remain committed to our defense, space, medical and other markets. Although we do not know which military programs will be altered in the future, preliminary proposals from the U.S. Department of Defense indicate that HEICO's defense companies will see limited impact in the near-term.

We thank all of our fellow shareholders, our remarkable Team Members and the members of our Board of Directors for their continuing support and confidence. Equally important, we thank our customers for their confidence in HEICO and our people.

Sincerely,



Laurans A. Mendelson
Chairman &
Chief Executive Officer



Eric A. Mendelson
Co-President



Thomas S. Irwin
Executive Vice President &
Chief Financial Officer



Victor H. Mendelson
Co-President

CORPORATE PROFILE

HEICO Corporation is a rapidly growing aerospace, defense and electronics company focused on niche markets and cost-saving solutions for its customers. HEICO's products are found in the most demanding applications requiring high-reliability parts and components, such as aircraft, spacecraft, defense equipment, medical equipment, and telecommunications systems. Through our Flight Support Group, we are: the world's largest provider of commercial, non-OEM, FAA-approved aircraft replacement parts; a significant provider of aircraft accessories component repair & overhaul services for avionic, electro-mechanical, flight surface, hydraulic and pneumatic applications; a leader in niche aircraft parts distribution; and a manufacturer of other critical aircraft parts.

Our Electronic Technologies Group designs and manufactures mission-critical niche electronics, electro-optical, microwave and other components found in defense, space, medical, homeland security, telecom and other complex equipment used worldwide.

HEICO's customers include most of the world's airlines, airmotives, numerous prime defense contractors, satellite manufacturers, medical equipment manufacturers, government agencies, telecommunications equipment suppliers and others.


NET SALES
(in millions)
$392.2
$507.9
$582.3
$538.3
$617.0
06
07
08
09
10


OPERATING INCOME
(in millions)
$66.9
$86.0
$105.8
$88.3
$109.2
06
07
08
09
10


NET INCOME
(in millions)
$31.9
$39.0
$48.5
$44.6
$54.9
06
07
08
09
10


NET INCOME PER SHARE
(diluted)
$.96
$1.16
$1.42
$1.32
$1.62
06
07
08
09
10

QUESTIONS & ANSWERS

Q&A

Below is a Question and Answer Session with the members of HEICO's Office of the CEO — Chairman & CEO, Laurans A. Mendelson, Executive Vice President & CFO, Thomas S. Irwin, and Co-Presidents, Eric A. Mendelson and Victor H. Mendelson. The questions about HEICO and issues impacting it are the ones we most commonly receive from shareholders and other investors. We believe the answers provide further insight into HEICO's strategy and operations.

Q: What do you think the outlook is for commercial aviation?

A: Presently, we are optimistic about commercial aviation for both fiscal 2011 and the long term. Commercial aviation's recovery started slowly in late 2009 and continued to build throughout 2010. As air travel demand returned to pre-2008 levels, aircraft operators needed and should continue to need replacement parts and services which HEICO offers.

Q: How do you view the defense market's outlook?

A: While there is uncertainty in the United States' and certain other countries' defense budgets, we continue to believe there is opportunity for HEICO if we focus on products found across multiple platforms and which are basic, mission-critical and high reliability subcomponents. During the past twelve months, we made two defense-related acquisitions serving niche markets which we believe are growing. We will continue to seek appropriate opportunities in this sector.

Q: Speaking of acquisitions, please tell us about HEICO's acquisitions in the past 12 months?

A: In calendar 2010, HEICO acquired dB Control, a leading manufacturer of Traveling Wavetube Amplifiers, which are used in very high powered radar, electronic warfare and jamming applications. dB Control has deep penetration in the growing Unmanned Aerial Vehicle market, and is an important supplier on a variety of recent and in-production programs.

In December 2010, we acquired Blue Aerospace, a distributor and supplier of critical airframe and other components for military aircraft, such as the C-130 and its derivatives, the F-16 and the P-3. Blue's primary markets are foreign military agencies which often acquire retired aircraft from the United States military and require a wide range of repair and overhaul services for their operations. Blue fills this niche by providing much-needed parts and services with unmatched customer service.

Q: Does HEICO plan to continue making acquisitions?

A: Definitely. We remain as active in the acquisition market as ever and fully intend to continue acquiring top-notch companies looking for an excellent home. We value the entrepreneurial approach to businesses which we acquired from the founders-owners-managers of these businesses and HEICO is particularly adept at allowing these businesses to continue under existing management, while ensuring the businesses follow HEICO's financial and regulatory discipline. The overwhelming majority of people who sold companies to us remain with us today by their own choice. We are very proud that they continue to call their companies home even after they sell the businesses to HEICO.

Q: How does HEICO's capital structure look?

A: HEICO is extremely well capitalized, which gives us room to finance our business and make acquisitions. We utilize our $300 million line of credit for acquisitions and pay it down with our strong cash flow from operations, which was approximately 185% of our 2010 net income. In fact, during each of the past 4 years, HEICO has paid back all or most of its borrowings during the year through our strong cash generation. While we are willing to take on greater debt for larger acquisitions which we deem appropriate, we are averse to adding debt for purposes which do not enhance our growth. We have followed this formula for the past 20 years and it has inured to the company's benefit, as well as to the benefit of our shareholders and Team Members.

Q: Where there any significant personnel changes in fiscal 2010?

A: Luis J. Morell, the President of the HEICO Repair Group, also assumed responsibility for the HEICO Parts Group and now leads our parts and services aftermarket operations. Luis is a truly talented Team Member who started as Controller of one of our subsidiaries in 1992, rose to run and successfully build our aircraft accessories component repair and overhaul businesses to significant market leadership and is someone who fits perfectly with HEICO's culture. We also saw a fairly typical amount of movement between positions, retirements and new additions to the company. We are very proud that HEICO has a stable Team Member base upon which we rely. We recognize that our business is rendered successful by our remarkable people, not by equipment, financing or desks full of computers. We know that if we treat people properly and fairly, they will do the same for us and that there is plenty of room to grow together.

Q: What market expansion opportunities do you think are available to HEICO?

A: Market expansion opportunities exist both geographically and by end use. We continue to increase our efforts to work with international partners in selling opportunities, engineering opportunities and production opportunities. We also continue to work on penetrating new segments of existing product markets, like aviation, medical, space and defense equipment.

COMMERCIAL AVIATION: A HEALTHY OUTLOOK





Above: A jet engine part produced by HEICO's Parts Group. These high quality parts and ones like them save airlines significant sums every year.

Over the years, the HEICO name has become synonymous with quality, service, dependability and cost-saving solutions in the commercial aviation industry. HEICO pioneered and developed an industry segment whereby we use advanced engineering techniques to develop a broad range of FAA-approved jet engine replacement parts offered as an alternative to higher cost parts. After achieving widespread success, we expanded our efforts to include a host of other aircraft controls and accessories located throughout the plane.

As our parts business has grown, we have also dramatically developed and expanded our accessories component repair and overhaul operations to provide avionic, electro-mechanical, flight surface, hydraulic, pneumatic and wheel & brake components through our ten FAA and EASA licensed repair stations. As is the case with HEICO's parts operations, the HEICO Repair Group is synonymous with high quality and, often, proprietary repairs for the growing aviation community.

HEICO's distribution businesses are value-added companies which provide critical services to customers and principals alike. While these businesses are distinct from our parts and repair companies, they are equally committed to delivering unparalleled quality and dependability to the market place.





Above: HEICO's parts and repair services are found in nearly all large commercial aircraft and many regional aircraft in operation today. HEICO is committed to serving this growing market.

Right: A Team Member at a HEICO Repair Group facility in Miami, Florida inspects a recently overhauled aircraft engine cowling. HEICO's Repair Group is a significant participant in the aircraft accessories component repair and overhaul industry.



RESEARCH & MANUFACTURING: A STANDARD OF EXCELLENCE



Key to HEICO's success has been our ability to constantly design, manufacture or repair very complex products. Although others turned away from new product development during the recent economic downturn, HEICO companies remained fully committed to expanding our product offering by retaining and attracting uniquely qualified engineering talent to solve our customers' problems.

HEICO will continue to invest in research, engineering and product development, as we recognize this is the lifeblood of our future and has been responsible for much of our success.

We also know that advanced manufacturing and production capability is critical to our ability to offer new products and services, as well as to produce them in a cost-efficient manner. This allows us to provide our solutions to our customers at a reasonable cost, thus furthering the value we provide to these customers. HEICO will continue to invest in and upgrade its production capabilities, but will do so in a sensible fashion whereby we utilize the correctly sized equipment for tasks and not focus on large equipment beyond our needs.





Opposite: A HEICO engineering Team Member adjusts the lenses on a computerized microscope during the aircraft parts product development process. Advanced technology and equipment are key ingredients in our product development efforts.

Above: An advanced robotic stamping system at the Electronic Technologies Group's Tampa, Florida facility manufactures components for electronic systems.

Right: Electromagnetic and Radio Frequency Interference Shielding produced by the Electronic Technologies Group's Leader Tech subsidiary.



OPPORTUNITIES: SERVING NICHE MARKETS



In fiscal 2010, HEICO dramatically expanded its presence in the advanced radar market by acquiring dB Control, a leading supplier of Traveling Wavetube Amplifiers used in high powered radar systems. We believe this is a growing market.


REMARKS

Providing products and services in markets which are inadequately served by others is HEICO's specialty. By doing this, we believe we truly answer specific needs and are not a "me too" supplier to our markets. This niche product strategy allows our companies to have singular focus on their product lines and to deeply develop products whereby customers come to know HEICO's subsidiaries as the "go to" source for certain specific components.

HEICO's niche products leave a broad footprint over a number of industries. Examples of our niche products include our line of hybrid DC-to-DC power converters, laser rangefinder receivers, microwave satellite components, infrared testing equipment, electromagnetic and radio frequency interference shielding, high voltage connectors traveling wavetube amplifiers, FAA-approved aircraft replacement parts and others. HEICO looks forward to finding more niche products to offer to our customers at existing HEICO companies and companies we acquire.

These niche products are utilized on both commercial and military aircraft, missiles, targeting systems, satellites, rockets, medical imaging equipment, medical lasers, telecommunications equipment and a host of other systems. Many of these niche products are utilized by more than one industry, which provides HEICO with greater stability and a wide array of experience that serves as an important knowledge base.







Above: An emergency back-up power supply is assembled at the company's Radiant Power Corp. subsidiary. These FAA-required systems are among Radiant's specialties.

Left: Numerous Electronic Technologies Group companies produce critical components found in medical equipment, such as CT scanners. Our products on this type of equipment include power supplies, high-voltage connectors, cable assemblies and other items which are critical to system operations.

INTERNATIONAL STRATEGY: COMMITMENT AND SERVICE



Top: HEICO Team Members review aircraft parts and sales campaigns at the company's worldwide headquarters facility in Hollywood, Florida. The exterior of the facility is shown above.

HEICO has developed an international reach. We recognize that, as the world develops, there is enormous opportunity for us outside of the United States. With manufacturing operations in England, Canada and the United States, and with sales or service operations in China, Dubai, England, Germany, India and Singapore, we truly cover the globe. Nearly one-third of HEICO's sales are derived from outside of the United States, including sales from our creative airline partnerships with non-U.S. carriers, such as British Airways, China Aviation Import and Export Group, Japan Airlines and Lufthansa. We embrace and participate in aviation's truly global nature. Our defense-related businesses also serve a growing number of foreign military agencies allied with the United States.

While growing our international business, HEICO continues to focus and grow in our product lines in the United States market. Examples of unique partnerships with United States carriers that help fuel our growth expectations include our strategic relationships with American Airlines, Delta Air Lines and United Airlines. Similarly, our United States defense-related business continues to grow, as the domestic market is, and will remain, the largest defense market for us.

Above: HEICO's Flight Support Group operates internationally to serve growing markets. Among its significant partners is Lufthansa, which owns 20% of HEICO's Flight Support Group.



FINANCIAL STATEMENTS
AND OTHER INFORMATION


10

SELECTED FINANCIAL DATA

Year ended October 31,[1]	2006	2007	2008	2009	2010
(in thousands, except per share data)					
Operating Data:					
Net sales	$ 392,190	$ 507,924	$ 582,347	$ 538,296	$ 617,020
Gross profit	142,513	177,458	210,495	181,011	222,347
Selling, general and administrative expenses	75,646	91,444	104,707	92,756	113,174
Operating income	66,867	86,014	105,788[6]	88,255	109,173[8]
Interest expense	3,523	3,293	2,314	615	508
Other income (expense)	639	95	(637)	205	390
Net income attributable to HEICO	31,888[4]	39,005[5]	48,511[6]	44,626[7]	54,938[8]
Weighted average number of common shares outstanding:[2]					
Basic	31,356	32,145	32,886	32,756	32,833
Diluted	33,248	33,664	34,054	33,780	33,771
Per Share Data:[2]					
Net income per share attributable to HEICO shareholders:					
Basic	$ 1.02[4]	$ 1.21[5]	$ 1.48[6]	$ 1.36[7]	$ 1.67[8]
Diluted	0.96[4]	1.16[5]	1.42[6]	1.32[7]	1.62[8]
Cash dividends per share[2]	.064	.064	.080	.096	.108
Balance Sheet Data (as of October 31):					
Cash and cash equivalents	$ 4,999	$ 4,947	$ 12,562	$ 7,167	$ 6,543
Total assets	534,815	631,302	676,542	732,910	781,643
Total debt (including current portion)	55,061	55,952	37,601	55,431	14,221
Redeemable noncontrolling interests[3]	49,525	49,370	48,736	56,937	55,048
Total shareholders' equity[3]	331,034	395,169	453,002	490,658	554,826

(1) Results include the results of acquisitions from each respective effective date. See Note 2, Acquisitions, of the Notes to Consolidated Financial Statements for more information.

(2) All share and per share information has been adjusted retrospectively to reflect a 5-for-4 stock split effected in April 2010.

(3) Amounts for the years ended October 31, 2006 to 2009 have been adjusted retrospectively to conform to new accounting guidance on accounting for non-controlling interests (formerly referred to as minority interests) that we adopted effective November 1, 2009. See Note 1, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements for more information.

(4) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities claimed for certain prior years, which increased net income by $1,002, or $.03 per basic and diluted share.

(5) Includes the benefit of a tax credit (net of related expenses) for qualified research and development activities recognized for the full fiscal 2006 year pursuant to the retroactive extension in December 2006 of Section 41, "Credit for Increasing Research Activities," of the Internal Revenue Code, which increased net income by $535, or $.02 per basic and diluted share.

(6) Operating income was reduced by an aggregate of $1,835 in impairment losses related to the write-down of certain intangible assets within the Electronic Technologies Group ("ETG") to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses and decreased net income attributable to HEICO by $1,140 or $.03 per basic and diluted share.

(7) Includes a benefit related to a settlement with the Internal Revenue Service concerning the income tax credit claimed by the Company on its U.S. federal filings for qualified research and development activities incurred during fiscal years 2002 through 2005 as well as an aggregate reduction to the related liability for unrecognized tax benefits for fiscal years 2006 through 2008, which increased net income attributable to HEICO by approximately $1,225, or $.04 per basic and diluted share.

(8) Operating income was reduced by an aggregate of $1,438 in impairment losses related to the write-down of certain intangible assets within the ETG to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses and decreased net income attributable to HEICO by $889, or $.03 per basic and diluted share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our business is comprised of two operating segments, the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG").

The Flight Support Group consists of HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and its subsidiaries, which primarily:

- ***Designs, Manufactures, Repairs, Overhauls and Distributes Jet Engine and Aircraft Component Replacement Parts.*** The Flight Support Group designs, manufactures, repairs, overhauls and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the Federal Aviation Administration ("FAA"). The Flight Support Group also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government.

The Electronic Technologies Group consists of HEICO Electronic Technologies Corp. ("HEICO Electronic") and its subsidiaries, which primarily:

- ***Designs and Manufactures Electronic, Microwave and Electro-Optical Equipment, High-Speed Interface Products, High Voltage Interconnection Devices and High Voltage Advanced Power Electronics.*** The Electronic Technologies Group designs, manufactures and sells various types of electronic, microwave and electro-optical equipment and components, including power supplies, laser rangefinder receivers, infrared simulation, calibration and testing equipment; power conversion products serving the high-reliability military, space and commercial avionics end-markets; underwater locator beacons used to locate data and voice recorders utilized on aircraft and marine vessels; electromagnetic interference shielding for commercial and military aircraft operators, traveling wave tube amplifiers and microwave power modules used in radar, electronic warfare, on-board jamming and countermeasure systems, electronics companies and telecommunication equipment suppliers; advanced high-technology interface products that link devices such as telemetry receivers, digital cameras, high resolution scanners, simulation systems and test systems to computers; high voltage energy generators interconnection devices, cable assemblies and wire for the medical equipment, defense and other industrial markets; high frequency power delivery systems for the commercial sign industry; and high voltage power supplies found in satellite communications, CT scanners and in medical and industrial x-ray systems.

Our results of operations during each of the past three fiscal years have been affected by a number of transactions. This discussion of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included herein. All per share information has been adjusted retrospectively to reflect a 5-for-4 stock split effected in April 2010. See Note 1, Summary of Significant Accounting Policies - Stock Split, of the Notes to Consolidated Financial Statements for additional information regarding this stock split. For further information regarding the acquisitions discussed below, see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Acquisitions are included in our results of operations from the effective dates of acquisition. See Critical Accounting Policies below for more information regarding how we account for acquisitions in accordance with new accounting guidance adopted as of the beginning of fiscal 2010.

In November 2007, we acquired, through an 80%-owned subsidiary of HEICO Aerospace, all of the stock of a European company that supplies aircraft parts for sale and exchange and provides repair management services.

In January 2008, we acquired, through HEICO Aerospace, certain assets and assumed certain liabilities of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts primarily for the commercial aviation market. We have since combined the operations of the acquired entity within other subsidiaries of HEICO Aerospace.

In February 2008, we acquired, through HEICO Aerospace, an 80.1% interest in certain assets and certain liabilities of a U.S. company that is an FAA-approved repair station which specializes in avionics primarily for the commercial aviation market. The remaining noncontrolling interest is principally owned by certain members of the acquired company's management.

In May 2009, we acquired, through HEICO Electronic, 82.5% of the stock of VPT, Inc. ("VPT"). VPT is a designer and provider of power conversion products principally serving the defense, space and aviation industries. The remaining 17.5% continues to be owned by an existing VPT shareholder which is also a supplier to the acquired company.

In October 2009, we acquired, through HEICO Electronic, the business, assets and certain liabilities of the Seacom division of privately-held Dukane Corp. and formed a new subsidiary, Dukane Seacom, Inc. ("Seacom"). Seacom is a designer and manufacturer of underwater locator beacons used to locate aircraft cockpit voice recorders, flight data recorders, marine ship voyage recorders and various other devices which have been submerged under water.

In February 2010, we acquired, through HEICO Electronic, substantially all of the assets and assumed certain liabilities of dB Control. dB Control produces high-power devices used in both defense and commercial applications.

The purchase price of each of the above referenced acquisitions was paid in cash using proceeds from our revolving credit facility and is not material or significant to our consolidated financial statements. The aggregate cost paid in cash for acquisitions, including additional purchase consideration payments, was $39.1 million, $59.8 million and $24.8 million in fiscal 2010, 2009 and 2008, respectively.

In April 2008, we acquired, through HEICO Aerospace, an additional 7% equity interest in one of our subsidiaries, which increased our ownership interest to 58%. In December 2008, we acquired, through HEICO Aerospace, an additional 14% equity interest in the subsidiary, which increased our ownership interest to 72%.

Critical Accounting Policies

We believe that the following are our most critical accounting policies, some of which require management to make judgments about matters that are inherently uncertain.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. Variations in actual labor performance, changes to estimated profitability and final contract settlements may result in revisions to cost estimates. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. The percentage of our net sales recognized under the percentage-of-completion method was approximately 2%, 1% and 3% in fiscal 2010, 2009 and 2008, respectively. The aggregate effects of changes in estimates relating to long-term contracts did not have a significant effect on net income or net income per share in fiscal 2010, 2009 or 2008.

Valuation of Accounts Receivable

The valuation of accounts receivable requires that we set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. We estimate uncollectible receivables based on such factors as our prior experience, our appraisal of a customer's ability to pay and economic conditions within and outside of the aviation, defense, space, medical, telecommunication and electronic industries. Actual bad debt expense could differ from estimates made.

Valuation of Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

We periodically evaluate the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write down its slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

In accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year.

Business Combinations

As further explained in New Accounting Pronouncements below, we adopted new accounting guidance for business combinations effective prospectively for acquisitions consummated on or after November 1, 2009 (the beginning of fiscal 2010). Under the new guidance, any contingent consideration is recognized as a liability at fair value as of the acquisition date with subsequent fair value adjustments recorded in operations and acquisition costs are generally expensed as incurred. For acquisitions consummated prior to fiscal 2010, contingent consideration is accounted for as an additional cost of the respective acquired entity when paid and acquisition costs were capitalized as part of the purchase price.

We allocate the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values, with any excess recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. We determine the fair values of such assets, principally intangible assets, generally in consultation with third-party valuation advisors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Valuation of Goodwill and Other Intangible Assets

We test goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. In evaluating the recoverability of goodwill, we compare the fair value of each of our reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of the reporting unit's goodwill exceeds its implied fair value, if any. The fair values of our reporting units were determined using a weighted average of a market approach and an income approach. Under the market approach, fair values are estimated using an average of published multiples for the industry sectors in which our reporting units operate. We calculate fair values under the income approach by taking estimated future cash flows that are based on internal projections and other assumptions deemed reasonable by management and discounting them using our estimated weighted average cost of capital. Based on the annual goodwill impairment test as of October 31, 2010, 2009 and 2008, we determined there was no impairment of our goodwill. The fair value of each of our reporting units as of October 31, 2010 significantly exceeded their carrying value.

We test each non-amortizing intangible asset (principally trade names) for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. To derive the fair value of our trade names, we utilize an income approach, which relies upon management's assumptions of royalty rates, projected revenues and discount rates. We also test each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. The test consists of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. The determination of fair value requires us to make a number of estimates, assumptions and judgments of such factors as projected revenues and earnings and discount rates. Based on the intangible impairment tests conducted during fiscal 2010, 2009 and 2008, we recognized pre-tax impairment losses related to the write-down of certain customer relationships of $1.1 million, $.2 million and $1.3 million respectively, and the write-down of certain trade names of $.3 million, $.1 million and $.5 million respectively, within the ETG to their estimated fair values. The impairment losses were recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations.

Assumptions utilized to determine fair value in the goodwill and intangible assets impairment tests are highly judgmental. If there is a material change in such assumptions or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

Results of Operations

The following table sets forth the results of our operations, net sales and operating income by segment and the percentage of net sales represented by the respective items in our Consolidated Statements of Operations:

Year ended October 31,	2010	2009	2008
Net sales	$ 617,020,000	$ 538,296,000	$ 582,347,000
Cost of sales	394,673,000	357,285,000	371,852,000
Selling, general and administrative expenses	113,174,000	92,756,000	104,707,000
Total operating costs and expenses	507,847,000	450,041,000	476,559,000
Operating income	$ 109,173,000	$ 88,255,000	$ 105,788,000
Net sales by segment:			
Flight Support Group	$ 412,337,000	$ 395,423,000	$ 436,810,000
Electronic Technologies Group	205,648,000	143,372,000	146,044,000
Intersegment sales	(965,000)	(499,000)	(507,000)
	$ 617,020,000	$ 538,296,000	$ 582,347,000
Operating income by segment:			
Flight Support Group	$ 67,896,000	$ 60,003,000	$ 81,184,000
Electronic Technologies Group	56,126,000	39,981,000	38,775,000
Other, primarily corporate	(14,849,000)	(11,729,000)	(14,171,000)
	$ 109,173,000	$ 88,255,000	$ 105,788,000

Table continues on next page

Year ended October 31,	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Gross profit	36.0%	33.6%	36.1%
Selling, general and administrative expenses	18.3%	17.2%	18.0%
Operating income	17.7%	16.4%	18.2%
Interest expense	.1%	.1%	.4%
Other income (expense)	.1%	-	(.1%)
Income tax expense	5.9%	5.2%	6.1%
Net income attributable to noncontrolling interests	2.8%	2.8%	3.2%
Net income attributable to HEICO	8.9%	8.3%	8.3%

Comparison of Fiscal 2010 to Fiscal 2009

Net Sales

Net sales in fiscal 2010 increased by 14.6% to a record $617.0 million, as compared to net sales of $538.3 million in fiscal 2009. The increase in net sales reflects an increase of $62.3 million (a 43.4% increase) to a record $205.6 million in net sales within the ETG and an increase of $16.9 million (a 4.3% increase) to $412.3 million in net sales within the FSG. The net sales increase in the ETG reflects the additional net sales totaling approximately $40 million contributed by a February 2010 acquisition and two fiscal 2009 acquisitions as well as organic growth of approximately 12%. The organic growth in the ETG principally reflects strength in customer demand for certain of our medical equipment, defense, electronic and satellite products. The 4.3% increase in net sales of the FSG, which is entirely organic growth, is primarily attributable to higher net sales of our industrial products as well as higher net sales of our commercial aviation products reflecting the recent capacity growth of our commercial airline customers during the third and fourth quarters.

Our net sales in fiscal 2010 and 2009 by market approximated 62% and 68%, respectively, from the commercial aviation industry, 23% and 20%, respectively, from the defense and space industries, and 15% and 12%, respectively, from other industrial markets including medical, electronics and telecommunications.

Gross Profit and Operating Expenses

Our consolidated gross profit margin increased to 36.0% in fiscal 2010 as compared to 33.6% in fiscal 2009, mainly reflecting higher margins within the FSG principally due to a more favorable product sales mix. Consolidated cost of sales in fiscal 2010 and 2009 includes approximately $22.7 million and $19.7 million, respectively, of new product research and development expenses.

Selling, general and administrative ("SG&A") expenses were $113.2 million and $92.8 million in fiscal 2010 and fiscal 2009, respectively. The increase in SG&A expenses is mainly due to the operating costs of the fiscal 2010 and fiscal 2009 acquisitions referenced above, and higher operating costs, principally personnel related, associated with the growth in consolidated net sales. SG&A expenses as a percentage of net sales increased from 17.2% in 2009 to 18.3% in fiscal 2010 reflecting a higher level of accrued performance awards based on the improved consolidated operating results.

Operating Income

Operating income in fiscal 2010 increased by 23.7% to a record $109.2 million as compared to operating income of $88.3 million in fiscal 2009. The increase in operating income reflects a $16.1 million increase (a 40.4% increase) to a record $56.1 million in operating income of the ETG in fiscal 2010, up from $40.0 million in fiscal 2009 and a $7.9 million increase (a 13.2% increase) in operating income of the FSG to $67.9 million in fiscal 2010, up from $60.0 million in fiscal 2009, partially offset by a $3.1 million increase in corporate expenses. The increase in operating income for the ETG in fiscal 2010 reflects the impact of the fiscal 2010 and 2009 acquisitions and organic sales growth. The increase in operating income for the FSG in fiscal 2010 reflects the aforementioned higher gross profit margins. The increase in corporate expenses in fiscal 2010 is primarily due to the higher level of accrued performance awards discussed previously.

As a percentage of net sales, our consolidated operating income increased to 17.7% in fiscal 2010, up from 16.4% in fiscal 2009. The increase in consolidated operating income as a percentage of net sales reflects an increase in the FSG's operating income as a percentage of net sales to 16.5% in fiscal 2010 from 15.2% in fiscal 2009 resulting primarily from the favorable product mix previously referenced. The ETG's operating income as a percentage of net sales was 27.3% in fiscal 2010, compared to 27.9% reported in fiscal 2009, reflecting variations in product mix, including the impact of certain recently acquired businesses.

Interest Expense

Interest expense in fiscal 2010 and 2009 was not material.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Income

Other income in fiscal 2010 and 2009 was not material.

Income Tax Expense

Our effective tax rate for fiscal 2010 increased to 33.7% from 31.9% in fiscal 2009. The effective tax rate for fiscal 2009 was lower due to a settlement reached with the Internal Revenue Service ("IRS") pertaining to the income tax credit claimed on HEICO's U.S. federal filings for qualified research and development activities incurred for fiscal years 2002 through 2005 and a resulting reduction to the related liability for unrecognized tax benefits for fiscal years 2006 through 2008 based on new information obtained during the examination. In addition, the effective tax rate for fiscal 2010 was higher than fiscal 2009 as the fiscal 2010 tax expense only reflects a credit for qualifying research and development activities through December 31, 2009 due to the expiration of such tax credits and was higher due to an increased effective state income tax rate principally as a result of the previously mentioned fiscal 2010 and 2009 acquisitions. The Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010, which was approved December 17, 2010, includes an extension of research and development tax credits retroactive to December 31, 2009. No research and development tax credits have been included for periods after December 31, 2009 pending completion of a study of qualifying research and development activities under the new law.

For a detailed analysis of the provision for income taxes, see Note 6, Income Taxes, of the Notes to Consolidated Financial Statements.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests relates to the 20% noncontrolling interest held in the FSG and the noncontrolling interests held in certain subsidiaries of the FSG and ETG. The increase in net income attributable to noncontrolling interests in fiscal 2010 compared to fiscal 2009 is related to higher earnings of certain FSG and ETG subsidiaries in which noncontrolling interests exist.

Net Income Attributable to HEICO

Net income attributable to HEICO was a record $54.9 million, or $1.62 per diluted share, in fiscal 2010 compared to $44.6 million, or $1.32 per diluted share, in fiscal 2009 reflecting the increased operating income referenced above. Diluted net income per share attributable to HEICO shareholders in fiscal 2009 included a $.04 per diluted share benefit from the aforementioned favorable IRS settlement.

Outlook

As we look forward to fiscal 2011, HEICO will continue its focus on developing new products and services, further market penetration, additional acquisition opportunities and maintaining its financial strength. As the commercial airline industry expects an increase in capacity during 2011, we are targeting growth in fiscal 2011 full year net sales and net income over fiscal 2010 levels. In our electronic, defense and space markets, we are pleased with increasing demand for some of our commercial products and overall stable demand for our defense products.

Comparison of Fiscal 2009 to Fiscal 2008

Net Sales

Net sales in fiscal 2009 decreased by 7.6% to $538.3 million compared to net sales of $582.3 million in fiscal 2008. The decrease in net sales reflects a decrease of $41.4 million (a 9.5% decrease) to $395.4 million in net sales within the FSG and a decrease of $2.7 million (a 1.8% decrease) to $143.4 million in net sales within the ETG. The net sales decline in both the FSG and the ETG reflects the impact of the continued global recession on our businesses, which has resulted in a reduction in customer demand. The net sales decrease within the FSG reflects lower demand for our aftermarket replacement parts and repair and overhaul services resulting from worldwide airline capacity cuts and efforts to reduce spending and conserve cash by the airline industry. Within the ETG, we are generally seeing some strength in our defense related businesses, including space and homeland security products, but continued weakness in customer demand for certain of our medical, telecommunication and electronic products. The net sales decline in the ETG was partially offset by the favorable impact on net sales from acquisitions of approximately $17 million.

Our net sales in fiscal 2009 and 2008 by market approximated 68% and 69%, respectively, from the commercial aviation industry, 20% and 16%, respectively, from the defense and space industries, and 12% and 15%, respectively, from other industrial markets including medical, electronics and telecommunications.

Gross Profit and Operating Expenses

Our consolidated gross profit margin decreased to 33.6% in fiscal 2009 as compared to 36.1% in fiscal 2008, mainly reflecting lower margins within the FSG due principally to a less favorable product mix as well as the impact of lower sales volumes on fixed manufacturing costs and a higher investment by HEICO in the research and development of new products and services. Consolidated cost of sales in fiscal 2009 and 2008 includes approximately $19.7 million and $18.4 million, respectively, of new product research and development expenses.

SG&A expenses were $92.8 million and $104.7 million in fiscal 2009 and 2008, respectively. The decrease in SG&A expenses is mainly due to lower operating costs, principally personnel related, associated with cost reduction initiatives and the decline in net sales discussed above, partially offset by the additional operating costs associated with the acquired businesses. These cost reductions resulted in a decrease of SG&A expenses as a percentage of net sales from 18.0% in fiscal 2008 to 17.2% in fiscal 2009.

Operating Income

Operating income in fiscal 2009 decreased by 16.6% to $88.3 million, compared to operating income of $105.8 million in fiscal 2008. The decrease in operating income reflects a decrease of $21.2 million (a 26.1% decrease) to $60.0 million in operating income of the FSG in fiscal 2009, partially offset by an increase of $1.2 million (a 3.1% increase) to $40.0 million in operating income of the ETG in fiscal 2009 and a $2.4 million increase in corporate expenses.

As a percentage of net sales, operating income decreased to 16.4% in fiscal 2009 compared to 18.2% in fiscal 2008. The decrease in operating income as a percentage of net sales reflects a decrease in the FSG's operating income as a percentage of net sales to 15.2% in fiscal 2009 compared to 18.6% in fiscal 2008, partially offset by an increase in the ETG's operating income as a percentage of net sales from 26.6% in fiscal 2008 to 27.9% in fiscal 2009. The decrease in operating income as a percentage of net sales for the FSG principally reflects the aforementioned impact of the lower sales volume and a less favorable product mix on gross profit and operating income margins. The increase in operating income as a percentage of net sales for the ETG principally reflects a favorable product mix.

Interest Expense

Interest expense decreased to $.6 million in fiscal 2009 from $2.3 million in fiscal 2008. The decrease was principally due to lower variable interest rates under our revolving credit facility in 2009.

Other Income (Expense)

Other income (expense) in fiscal 2009 and 2008 was not material.

Income Tax Expense

Our effective tax rate for fiscal 2009 decreased to 31.9% from 34.5% in fiscal 2008. The decrease was principally related to a settlement reached with the Internal Revenue Service ("IRS") during fiscal 2009. The IRS settlement pertained to the income tax credits claimed on HEICO's U.S. federal filings for qualified research and development activities incurred for fiscal years 2002 through 2005 and a resulting reduction to the related reserve for fiscal years 2002 through 2008 based on new information obtained during the examination, which increased net income by approximately $1,225,000, or $.04 per diluted share, for fiscal 2009.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests relates to the 20% noncontrolling interest held in the FSG and the noncontrolling interests held in certain subsidiaries of the FSG and the ETG. Net income attributable to noncontrolling interests decreased to $15.2 million in fiscal 2009 from $18.9 million in fiscal 2008. The decrease in net income attributable to noncontrolling interests for fiscal 2009 compared to fiscal 2008 is principally attributable to the acquired additional equity interests of certain FSG subsidiaries in which noncontrolling interests exist as well as the lower earnings of the FSG, partially offset by the higher earnings of certain ETG subsidiaries in which noncontrolling interests exist and the mid-year acquisition of an 82.5% interest in VPT.

Net Income Attributable to HEICO

Our net income attributable to HEICO was $44.6 million, or $1.32 per diluted share, in fiscal 2009 compared to $48.5 million, or $1.42 per diluted share, in fiscal 2008 reflecting the decreased operating income referenced above, partially offset by the aforementioned favorable IRS settlement, the decreased noncontrolling interests' share of income of certain consolidated subsidiaries and lower interest expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Inflation

We have generally experienced increases in our costs of labor, materials and services consistent with overall rates of inflation. The impact of such increases on net income attributable to HEICO has been generally minimized by efforts to lower costs through manufacturing efficiencies and cost reductions.

Liquidity and Capital Resources

Our capitalization was as follows:

As of October 31,	2010	2009
Cash and cash equivalents	$ 6,543,000	$ 7,167,000
Total debt (including current portion)	14,221,000	55,431,000
Shareholders' equity	554,826,000	490,658,000
Total capitalization (debt plus equity)	569,047,000	546,089,000
Total debt to total capitalization	2%	10%

In addition to cash and cash equivalents of $6.5 million, we had approximately $284 million of unused availability under the terms of our revolving credit facility as of October 31, 2010. Our principal uses of cash include acquisitions, payments of principal and interest on debt, capital expenditures, cash dividends and increases in working capital. We finance our activities primarily from our operating activities and financing activities, including borrowings under long-term credit agreements.

Based on our current outlook, we believe that our net cash provided by operating activities and available borrowings under our revolving credit facility will be sufficient to fund cash requirements for at least the next twelve months.

Operating Activities

Net cash provided by operating activities was $101.7 million for fiscal 2010, principally reflecting net income from consolidated operations of $72.4 million, depreciation and amortization of $17.6 million, a decrease in net operating assets of $6.7 million, a deferred income tax provision of $1.8 million, impairment losses of certain intangible assets aggregating $1.4 million and stock option compensation expense of $1.4 million. The decrease in net operating assets (current assets used in operating activities net of current liabilities) of $6.7 million primarily reflects higher accrued expenses associated with performance based awards and decreased inventory levels due to continuing efforts to manage inventory levels, while meeting customer delivery requirements, partially offset by increased accounts receivable related to higher net sales in fiscal 2010.

Net cash provided by operating activities was $75.8 million for fiscal 2009, principally reflecting net income from consolidated operations of $59.8 million, depreciation and amortization of $15.0 million, a tax benefit related to stock option exercises of $1.9 million, and a decrease in net operating assets of $2.5 million, partially offset by the presentation of $1.6 million of excess tax benefit from stock option exercises as a financing activity and a deferred income tax benefit of $2.7 million. The decrease in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects a decrease in accounts receivable due to the timing of cash collections and lower net sales, partially offset by a decrease in accrued expenses, including employee compensation, customer rebates and credits and additional accrued purchase consideration since October 31, 2008.

Net cash provided by operating activities was $73.2 million for fiscal 2008, principally reflecting net income from consolidated operations of $67.4 million, depreciation and amortization of $15.1 million, a tax benefit related to stock option exercises of $6.2 million, a deferred income tax provision of $3.6 million and impairment losses of certain intangible assets aggregating $1.8 million, partially offset by an increase in net operating assets of $17.1 million and the presentation of $4.3 million of excess tax benefit from stock option exercises as a financing activity. The increase in net operating assets (current assets used in operating activities net of current liabilities) primarily reflects a higher investment in inventories by the FSG required to meet sales demand associated with new product offerings, sales growth, and increased lead times on certain raw materials; and an increase in accounts receivable due to sales growth; partially offset by higher current liabilities associated with increased sales and purchases and higher accrued employee compensation and related payroll taxes.

Investing Activities

Net cash used in investing activities during the three-year fiscal period ended October 31, 2010 primarily relates to several acquisitions, including payments of additional contingent purchase consideration, totaling $39.1 million in fiscal 2010, $59.8 million in fiscal 2009 and $24.8 million in fiscal 2008. Further details on acquisitions may be found under the caption "Overview" and Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Capital expenditures aggregated $32.6 million over the last three fiscal years, primarily reflecting the expansion, replacement and betterment of existing production facilities and capabilities, which were generally funded using cash provided by operating activities.

Financing Activities

During the three-year fiscal period ended October 31, 2010, the Company borrowed an aggregate $178.0 million under its revolving credit facility principally to fund acquisitions and for working capital needs, including $37.0 million in fiscal 2010, $91.0 million in fiscal 2009 and $50.0 million in fiscal 2008. Further details on acquisitions may be found under the caption "Overview" and Note 2, Acquisitions, of the Notes to Consolidated Financial Statements. Repayments on the revolving credit facility aggregated $217.0 million over the last three fiscal years, including $78.0 million in fiscal 2010, $73.0 million in fiscal 2009 and $66.0 million in fiscal 2008. For the three-year fiscal period ended October 31, 2010, we made distributions to noncontrolling interest owners aggregating $27.4 million, acquired certain noncontrolling interests aggregating $16.3 million, paid cash dividends aggregating $9.3 million, and made repurchases of our common stock aggregating $8.1 million. For the three-year fiscal period ended October 31, 2010, we received proceeds from stock option exercises aggregating $5.4 million. Net cash provided by financing activities also includes the presentation of $.7 million, $1.6 million and $4.3 million of excess tax benefit from stock option exercises in fiscal 2010, 2009 and 2008, respectively.

In May 2008, we amended our revolving credit facility by entering into a $300 million Second Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate, which matures in May 2013. Under certain circumstances, the maturity may be extended for two one-year periods. The Credit Facility also includes a feature that will allow us to increase the Credit Facility, at our option, up to $500 million through increased commitments from existing lenders or the addition of new lenders. The Credit Facility may be used for working capital and general corporate needs of the company, including letters of credit, capital expenditures and to finance acquisitions. Advances under the Credit Facility accrue interest at our choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on our ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, minority interest and non-cash charges, or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins for LIBOR-based borrowings range from .625% to 2.25%. A fee is charged on the amount of the unused commitment ranging from .125% to .35% (depending on our leverage ratio). The Credit Facility also includes a $50 million sublimit for borrowings made in euros, a $30 million sublimit for letters of credit and a $20 million swingline sublimit. The Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of the leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. In the event our leverage ratio exceeds a specified level, the Credit Facility would become secured by the capital stock owned in substantially all of our subsidiaries. As of October 31, 2010, our leverage ratios were significantly below and our fixed charge coverage ratio was significantly above such specified levels. See Note 5, Long-Term Debt, of the Notes to Consolidated Financial Statements for further information regarding the revolving credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of October 31, 2010:

Payments due by fiscal period	Total	2011	2012 - 2013	2014 - 2015	Thereafter
Long-term debt obligations[1]	$ 14,209,000	$ 136,000	$ 14,073,000	$ -	$ -
Capital lease obligations[1]	12,000	12,000	-	-	-
Operating lease obligations[2]	24,812,000	6,167,000	9,648,000	4,486,000	4,511,000
Purchase obligations[3][4][5]	11,450,000	10,663,000	787,000	-	-
Other long-term liabilities[6][7]	322,000	61,000	114,000	66,000	81,000
Total contractual obligations	$ 50,805,000	$ 17,039,000	$ 24,622,000	$ 4,552,000	$ 4,592,000

(1) Excludes interest charges on borrowings and the fee on the amount of any unused commitment that we may be obligated to pay under our revolving credit facility as such amounts vary. Also excludes interest charges associated with notes payable and capital lease obligations as such amounts are not material. See Note 5, Long-Term Debt, of the Notes to Consolidated Financial Statements and *"Financing Activities"* above for additional information regarding our long-term debt obligations.

(2) See Note 16, Commitments and Contingencies - Lease Commitments, of the Notes to Consolidated Financial Statements for additional information regarding our operating lease obligations.

(3) As further explained below in "New Accounting Pronouncements," the noncontrolling interest holders of certain subsidiaries have rights ("Put Rights") that may be exercised on varying dates causing us to purchase their equity interests beginning in fiscal 2011 through fiscal 2018. The Put Rights provide that cash consideration be paid for their noncontrolling interests ("Redemption Amount"). As of October 31, 2010, management's estimate of the aggregate Redemption Amount of all Put Rights that we would be required to pay is approximately $55 million, which is reflected within redeemable noncontrolling interests in our Consolidated Balance Sheet. Of this amount $6,486,000 and $787,000 are included in the table as amounts payable in fiscal 2011 and 2012, respectively, pursuant to past exercises of such Put Rights by the noncontrolling interest holders of certain of our subsidiaries. As the actual Redemption Amount payable in fiscal 2012 is based on a multiple of future earnings, such amount will likely be different. The remaining Redemption Amounts have been excluded from the table as the timing of such payments is contingent upon the exercise of the Put Rights.

(4) Also includes accrued additional contingent purchase consideration of $4,104,000 payable in fiscal 2011 relating to a prior year acquisition (see Note 2, Acquisitions, of the Notes to Consolidated Financial Statements). The amounts in the table do not include the additional contingent purchase consideration we may have to pay based on future earnings of certain acquired businesses. As of October 31, 2010, management's estimate of the aggregate amount of such contingent purchase consideration is approximately $9.9 million, which is payable beginning in fiscal 2011 through fiscal 2013. Of this total, $1.2 million is related to a 2010 acquisition and has been accrued within other long-term liabilities in our Consolidated Balance Sheet as further described in Note 7, Fair Value Measurements, of the Notes to Consolidated Financial Statements. The remaining contingent purchase consideration is further discussed in "Off-Balance Sheet Arrangements - Additional Contingent Purchase Consideration" below.

(5) Also includes an aggregate $73,000 of commitments for capital expenditures. All purchase obligations of inventory and supplies in the ordinary course of business (i.e., with deliveries scheduled within the next year) are excluded from the table.

(6) Represents payments aggregating $322,000 under our Directors Retirement Plan, for which benefits are presently being paid and excludes $190,000 of payments for which benefit payments have not yet commenced. Our Directors Retirement Plan's projected benefit obligation of $409,000 is accrued within other long-term liabilities in our Consolidated Balance Sheet as of October 31, 2010. See Note 10, Retirement Plans, of the Notes to Consolidated Financial Statements (the plan is unfunded and we pay benefits directly). The amounts in the table do not include liabilities related to the Leadership Compensation Plan or our other deferred compensation arrangement as they are each fully supported by assets held within irrevocable trusts. See Note 3, Selected Financial Statement Information - Other Long-Term Liabilities, of the Notes to Consolidated Financial Statements for further information about these two deferred compensation plans.

(7) The amounts in the table do not include approximately $2,252,000 of our liability for unrecognized tax benefits due to the uncertainty with respect to the timing of future cash flows associated with these unrecognized tax benefits as we are unable to make reasonably reliable estimates of the timing of any cash settlements. See Note 6, Income Taxes, of the Notes to Consolidated Financial Statements for further information about our liability for unrecognized tax benefits.

Off-Balance Sheet Arrangements

Guarantees

We have arranged for a standby letter of credit for $1.5 million to meet the security requirement of our insurance company for potential workers' compensation claims, which is supported by our revolving credit facility.

Additional Contingent Purchase Consideration

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2007, we may be obligated to pay additional purchase consideration of up to 73 million Canadian dollars in aggregate, which translates to approximately $72 million U.S. dollars based on the October 31, 2010 exchange rate, should the subsidiary meet certain earnings objectives through fiscal 2012.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2009, we may be obligated to pay additional purchase consideration of up to approximately $1.3 million in fiscal 2011 and $10.1 million in fiscal 2012 should the subsidiary meet certain earnings objectives during the second and third years, respectively, following the acquisition.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2009, we may be obligated to pay additional purchase consideration of up to approximately $7.6 million should the subsidiary meet certain earnings objectives during the second year following the acquisition.

The above referenced additional contingent purchase consideration will be accrued when the earnings objectives are met. Such additional contingent purchase consideration is based on a multiple of earnings above a threshold (subject to a cap in certain cases) and is not contingent upon the former shareholders of the acquired entities remaining employed by us or providing future services to us. Accordingly, such consideration will be recorded as an additional cost of the respective acquired entity when paid. The aggregate maximum amount of such contingent purchase consideration that we could be required to pay is approximately $91 million payable over future periods beginning in fiscal 2011 through fiscal 2012. Assuming the subsidiaries perform over their respective future measurement periods at the same earnings levels they have performed in the comparable historical measurement periods, the aggregate amount of such contingent purchase consideration that we would be required to pay is approximately $9 million. The actual contingent purchase consideration will likely be different.

For additional information on how we account for contingent consideration associated with acquisitions, see Note 1, Summary of Significant Accounting Policies – Business Combinations, of the Notes to Consolidated Financial Statements.

New Accounting Pronouncements

Effective November 1, 2009, we adopted new accounting guidance that requires the recognition of certain noncontrolling interests (previously referred to as minority interests) as a separate component within equity in the consolidated balance sheet. It also requires the amount of consolidated net income attributable to the parent and the noncontrolling interests be clearly identified and presented within the consolidated statement of operations. The adoption of this new guidance (which is included in Accounting Standards Codification ("ASC") 810, "Consolidation") has affected the presentation of noncontrolling interests in our consolidated financial statements on a retrospective basis. For example, under this guidance, "Net income from consolidated operations" is comparable to what was previously presented as "Income before minority interests" and "Net income attributable to HEICO" is comparable to what was previously presented as "Net income." Further, acquisitions of noncontrolling interests are considered a financing activity under the new accounting guidance and are no longer presented as an investing activity.

Effective November 1, 2009, we also adopted new accounting guidance that retrospectively affects the financial statement classification and measurement of redeemable noncontrolling interests. This guidance is included in ASC 480, "Distinguishing Liabilities from Equity." As further detailed in Note 12, Redeemable Noncontrolling Interests, of the Notes to Consolidated Financial Statements, the holders of equity interests in certain of our subsidiaries have rights ("Put Rights") that require us to provide cash consideration for their equity interests (the "Redemption Amount") at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. The Put Rights are embedded in the shares owned by the noncontrolling interest holders and are not freestanding. Previously, we recorded such redeemable noncontrolling interests at historical cost plus an allocation of subsidiary earnings based on ownership interest, less dividends paid to the noncontrolling interest holders. Effective November 1, 2009, we adjusted our redeemable noncontrolling interests in accordance with this new accounting guidance to the higher of their carrying cost or management's estimate of the Redemption Amount with a corresponding decrease to retained earnings and classified such interests outside of permanent equity. Under this guidance, subsequent adjustments to the carrying amount of redeemable noncontrolling interests to reflect any changes in the Redemption Amount at the end of each reporting period will be recorded in the same manner. Such adjustments to Redemption Amounts based on fair value will have no effect on net income per share attributable to HEICO shareholders whereas the portion of periodic adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption amount in excess of fair value will effect net income per share attributable to HEICO shareholders under the two-class method.

As a result of adopting the new accounting guidance for noncontrolling interests and redeemable noncontrolling interests, we (i) reclassified approximately $78 million from temporary equity (previously labeled as "Minority interests in consolidated subsidiaries") to permanent equity (labeled as "Noncontrolling interests") pertaining to noncontrolling interests that do not contain a redemption feature; and (ii) renamed temporary equity as "Redeemable noncontrolling interests" and recorded an approximately $45 million increase to redeemable noncontrolling interests with a corresponding decrease to retained earnings in our Consolidated Balance Sheet. The resulting $57 million of redeemable noncontrolling interests as of November 1, 2009 represents management's estimate of the aggregate Redemption Amount of all Put Rights that we would be required to pay of which approximately $25 million is redeemable at fair value and approximately $32 million is redeemable based solely on a multiple of future earnings. The actual Redemption Amount will likely be different. See Note 12, Redeemable Noncontrolling Interests, for additional information as well as our Consolidated Statements of Shareholders' Equity and Comprehensive Income, which have been retrospectively adjusted.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In September 2006, the Financial Accounting Standards Board ("FASB") issued new guidance which defines fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. This guidance is included in ASC 820, "Fair Value Measurements and Disclosures." In February 2008, the FASB issued additional guidance which delayed the effective date by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. These nonfinancial assets and liabilities include items such as goodwill, other intangible assets, and property, plant and equipment that are measured at fair value resulting from impairment, if deemed necessary. We adopted the provisions of this guidance related to nonfinancial assets and liabilities on a prospective basis as of the beginning of fiscal 2010, or November 1, 2009. The adoption did not have a material effect on our results of operations, financial position or cash flows.

In December 2007, the FASB issued new guidance for business combinations that retains the fundamental requirements of previous guidance that the acquisition method of accounting (formerly the "purchase accounting" method) be used for all business combinations and for an acquirer to be identified for each business combination. However, the new guidance changes the approach of applying the acquisition method in a number of significant areas, including that acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value as of the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset as of the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. Further, any contingent consideration will be recognized as a liability at fair value as of the acquisition date with subsequent fair value adjustments recorded in operations. Contingent consideration was previously accounted for as an additional cost of the respective acquired entity when paid. We adopted the new guidance (which is included in ASC 805, "Business Combinations") on a prospective basis as of the beginning of fiscal 2010 for all business combinations consummated on or after November 1, 2009. The adoption did not have a material effect on our results of operations, financial position or cash flows.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures About Fair Value Measurements," which requires new disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements and more detailed information of activity in Level 3 fair value measurements. We adopted ASU 2010-06 as of the beginning of the second quarter of fiscal 2010, except the additional Level 3 disclosures, which are effective in fiscal years beginning after December 15, 2010, or as of fiscal 2012 for us. The adoption did not have a material effect on our results of operations, financial position or cash flows. The Company will make the additional Level 3 disclosures, if applicable, as of the date of adoption.

In December 2010, the FASB ratified Emerging Issues Task Force ("EITF") Issue 10-G, "Disclosure of Supplementary Pro Forma Information for Business Combinations." Under EITF Issue 10-G, supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. EITF Issue 10-G is effective for business combinations consummated in periods beginning after December 15, 2010, or in the second quarter of fiscal 2011 for HEICO. Early adoption is permitted. We will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.

Forward-Looking Statements

Certain statements in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained herein that are not clearly historical in nature may be forward-looking and the words "anticipate," "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statements contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission or in communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, concerning our operations, economic performance and financial condition are subject to risks, uncertainties and contingencies. We have based these forward-looking statements on our current expectations and projections about future events. All forward-looking statements involve risks and uncertainties, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences include, but are not limited to:

- Lower demand for commercial air travel or airline fleet changes, which could cause lower demand for our goods and services;
- Product specification costs and requirements, which could cause an increase to our costs to complete contracts;
- Governmental and regulatory demands, export policies and restrictions, reductions in defense, space or homeland security spending by U.S. and/or foreign customers or competition from existing and new competitors, which could reduce our sales;
- Our ability to introduce new products and product pricing levels, which could reduce our sales or sales growth; and
- Our ability to make acquisitions and achieve operating synergies from acquired businesses, customer credit risk, interest and income tax rates and economic conditions within and outside of the aviation, defense, space, medical, telecommunication and electronic industries, which could negatively impact our costs and revenues.

For further information on these and other factors that potentially could materially affect our financial results, see Risk Factors. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosures About Market Risk

The primary market risk to which we have exposure is interest rate risk, mainly related to our revolving credit facility, which has variable interest rates. Interest rate risk associated with our variable rate debt is the potential increase in interest expense from an increase in interest rates. Periodically, we enter into interest rate swap agreements to manage our interest expense. We did not have any interest rate swap agreements in effect as of October 31, 2010. Based on our aggregate outstanding variable rate debt balance of $14 million as of October 31, 2010, a hypothetical 10% increase in interest rates would not have a material effect on our results of operations, financial position or cash flows.

We maintain a portion of our cash and cash equivalents in financial instruments with original maturities of three months or less. These financial instruments are subject to interest rate risk and will decline in value if interest rates increase. Due to the short duration of these financial instruments, a hypothetical 10% increase in interest rates as of October 31, 2010 would not have a material effect on our results of operations, financial position or cash flows.

We are also exposed to foreign currency exchange rate fluctuations on the United States dollar value of our foreign currency denominated transactions, which are principally in Canadian dollar and British pound sterling. A hypothetical 10% weakening in the exchange rate of the Canadian dollar or British pound sterling to the United States dollar as of October 31, 2010 would not have a material effect on our results of operations, financial position or cash flows.

CONSOLIDATED BALANCE SHEETS

As of October 31,	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,543,000	$ 7,167,000
Accounts receivable, net	91,815,000	77,864,000
Inventories, net	138,215,000	137,585,000
Prepaid expenses and other current assets	3,769,000	4,290,000
Deferred income taxes	18,907,000	16,671,000
Total current assets	259,249,000	243,577,000
Property, plant and equipment, net	59,003,000	60,528,000
Goodwill	385,016,000	365,243,000
Intangible assets, net	49,487,000	41,588,000
Other assets	28,888,000	21,974,000
Total assets	$ 781,643,000	$ 732,910,000
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 148,000	$ 237,000
Trade accounts payable	28,604,000	26,978,000
Accrued expenses and other current liabilities	52,101,000	36,978,000
Income taxes payable	979,000	1,320,000
Total current liabilities	81,832,000	65,513,000
Long-term debt, net of current maturities	14,073,000	55,194,000
Deferred income taxes	45,308,000	41,340,000
Other long-term liabilities	30,556,000	23,268,000
Total liabilities	171,769,000	185,315,000
Commitments and contingencies (Notes 2 and 16)		
Redeemable noncontrolling interests (Note 12)	55,048,000	56,937,000
Shareholders' equity:		
Preferred Stock, $.01 par value per share; 10,000,000 shares authorized; 300,000 shares designated as Series B Junior Participating Preferred Stock and 300,000 shares designated as Series C Junior Participating Preferred Stock; none issued	-	-
Common Stock, $.01 par value per share; 30,000,000 shares authorized; 13,126,005 and 13,011,426 shares issued and outstanding	131,000	104,000
Class A Common Stock, $.01 par value per share; 30,000,000 shares authorized; 19,863,572 and 19,641,543 shares issued and outstanding	199,000	157,000
Capital in excess of par value	227,993,000	224,625,000
Accumulated other comprehensive loss	(124,000)	(1,381,000)
Retained earnings	240,913,000	189,485,000
Total HEICO shareholders' equity	469,112,000	412,990,000
Noncontrolling interests	85,714,000	77,668,000
Total shareholders' equity	554,826,000	490,658,000
Total liabilities and equity	$ 781,643,000	$ 732,910,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended October 31,	2010	2009	2008
Net sales	$ 617,020,000	$ 538,296,000	$ 582,347,000
Operating costs and expenses:			
Cost of sales	394,673,000	357,285,000	371,852,000
Selling, general and administrative expenses	113,174,000	92,756,000	104,707,000
Total operating costs and expenses	507,847,000	450,041,000	476,559,000
Operating income	109,173,000	88,255,000	105,788,000
Interest expense	(508,000)	(615,000)	(2,314,000)
Other income (expense)	390,000	205,000	(637,000)
Income before income taxes and noncontrolling interests	109,055,000	87,845,000	102,837,000
Income tax expense	36,700,000	28,000,000	35,450,000
Net income from consolidated operations	72,355,000	59,845,000	67,387,000
Less: Net income attributable to noncontrolling interests	17,417,000	15,219,000	18,876,000
Net income attributable to HEICO	$ 54,938,000	$ 44,626,000	$ 48,511,000
Net income per share attributable to HEICO shareholders (Note 13):			
Basic	$ 1.67	$ 1.36	$ 1.48
Diluted	$ 1.62	$ 1.32	$ 1.42
Weighted average number of common shares outstanding:			
Basic	32,832,508	32,755,999	32,886,424
Diluted	33,770,830	33,780,039	34,054,195

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

		HEICO Shareholders' Equity						
	Redeemable Noncontrolling Interests	Common Stock	Class A Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interests	Total Shareholders' Equity
Balances as of October 31, 2007 (as previously reported)	$—	$ 105,000	$156,000	$220,658,000	$3,050,000	$147,632,000	$—	$371,601,000
Retrospective adjustments related to adoption of accounting guidance for noncontrolling interests (Note 1)	49,370,000	—	—	—	—	(37,983,000)	61,551,000	23,568,000
Balances as of October 31, 2007 (as retrospectively adjusted)	49,370,000	105,000	156,000	220,658,000	3,050,000	109,649,000	61,551,000	395,169,000
Comprehensive income:								
Net income	9,611,000	—	—	—	—	48,511,000	9,265,000	57,776,000
Foreign currency translation adjustments	—	—	—	—	(7,706,000)	—	—	(7,706,000)
Total comprehensive income	9,611,000	—	—	—	(7,706,000)	48,511,000	9,265,000	50,070,000
Cash dividends ($.080 per share)	—	—	—	—	—	(2,631,000)	—	(2,631,000)
Cumulative effect of adopting FIN 48	—	—	—	—	—	(639,000)	—	(639,000)
Proceeds from stock option exercises	—	1,000	2,000	2,395,000	—	—	—	2,398,000
Tax benefit from stock option exercises	—	—	—	6,248,000	—	—	—	6,248,000
Stock option compensation expense	—	—	—	142,000	—	—	—	142,000
Distributions to noncontrolling interests	(7,456,000)	—	—	—	—	—	—	—
Acquisitions of noncontrolling interests	(4,277,000)	—	—	—	—	3,086,000	—	3,086,000
Noncontrolling interests assumed related to acquisition	2,046,000	—	—	—	—	(1,267,000)	—	(1,267,000)
Adjustments to redemption amount of redeemable noncontrolling interests	(558,000)	—	—	—	—	268,000	290,000	558,000
Contributions from noncontrolling interests	—	—	—	—	—	—	32,000	32,000
Other	—	—	—	—	(163,000)	(1,000)	—	(164,000)
Balances as of October 31, 2008 (as retrospectively adjusted)	48,736,000	106,000	158,000	229,443,000	(4,819,000)	156,976,000	71,138,000	453,002,000
Comprehensive income:								
Net income	8,228,000	—	—	—	—	44,626,000	6,991,000	51,617,000
Foreign currency translation adjustments	—	—	—	—	3,276,000	—	—	3,276,000
Total comprehensive income	8,228,000	—	—	—	3,276,000	44,626,000	6,991,000	54,893,000
Repurchases of common stock (Note 8)	—	(2,000)	(2,000)	(8,094,000)	—	—	—	(8,098,000)
Cash dividends ($.096 per share)	—	—	—	—	—	(3,150,000)	—	(3,150,000)
Proceeds from stock option exercises	—	—	1,000	1,206,000	—	—	—	1,207,000
Tax benefit from stock option exercises	—	—	—	1,890,000	—	—	—	1,890,000
Stock option compensation expense	—	—	—	181,000	—	—	—	181,000
Distributions to noncontrolling interests	(9,130,000)	—	—	—	—	—	(461,000)	(461,000)
Acquisitions of noncontrolling interests	(10,015,000)	—	—	—	—	6,845,000	—	6,845,000
Noncontrolling interests assumed related to acquisition	7,505,000	—	—	—	—	(4,200,000)	—	(4,200,000)
Adjustments to redemption amount of redeemable noncontrolling interests	11,613,000	—	—	—	—	(11,613,000)	—	(11,613,000)
Other	—	—	—	(1,000)	162,000	1,000	—	162,000
Balances as of October 31, 2009 (as retrospectively adjusted)	$56,937,000	$104,000	$157,000	$224,625,000	($1,381,000)	$189,485,000	$77,668,000	$490,658,000

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	Redeemable Noncontrolling Interests	HEICO Shareholders' Equity					Noncontrolling Interests	Total Shareholders' Equity
		Common Stock	Class A Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings		
Balances as of October 31, 2009 (as previously reported)	$ —	$104,000	$157,000	$224,625,000	($1,381,000)	$234,348,000	$ —	$457,853,000
Retrospective adjustments related to adoption of accounting guidance for noncontrolling interests (Note 1)	56,937,000	—	—	—	—	(44,863,000)	77,668,000	32,805,000
Balances as of October 31, 2009 (as retrospectively adjusted)	56,937,000	104,000	157,000	224,625,000	(1,381,000)	189,485,000	77,668,000	490,658,000
Comprehensive income:								
Net income	9,370,000	—	—	—	—	54,938,000	8,047,000	62,985,000
Foreign currency translation adjustments	—	—	—	—	1,271,000	—	—	1,271,000
Total comprehensive income	9,370,000	—	—	—	1,271,000	54,938,000	8,047,000	64,256,000
Cash dividends ($.108 per share)	—	—	—	—	—	(3,546,000)	—	(3,546,000)
Five-for-four common stock split	—	26,000	40,000	(66,000)	—	(68,000)	—	(68,000)
Redemptions of common stock related to stock option exercises (Note 8)	—	—	—	(681,000)	—	—	—	(681,000)
Proceeds from stock option exercises	—	1,000	2,000	1,812,000	—	—	—	1,815,000
Tax benefit from stock option exercises	—	—	—	951,000	—	—	—	951,000
Stock option compensation expense	—	—	—	1,353,000	—	—	—	1,353,000
Distributions to noncontrolling interests	(10,360,000)	—	—	—	—	—	—	—
Acquisitions of noncontrolling interests	(795,000)	—	—	—	—	—	—	—
Adjustments to redemption amount of redeemable noncontrolling interests	(104,000)	—	—	—	—	104,000	—	104,000
Other	—	—	—	(1,000)	(14,000)	—	(1,000)	(16,000)
Balances as of October 31, 2010	$55,048,000	$131,000	$199,000	$227,993,000	($124,000)	$240,913,000	$85,714,000	$554,826,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended October 31,	2010	2009	2008
Operating Activities:			
Net income from consolidated operations	$ 72,355,000	$ 59,845,000	$ 67,387,000
Adjustments to reconcile net income from consolidated operations to net cash provided by operating activities:			
Depreciation and amortization	17,597,000	14,967,000	15,052,000
Impairment of intangible assets	1,438,000	300,000	1,835,000
Deferred income tax provision (benefit)	1,817,000	(2,651,000)	3,617,000
Tax benefit from stock option exercises	951,000	1,890,000	6,248,000
Excess tax benefit from stock option exercises	(669,000)	(1,573,000)	(4,324,000)
Stock option compensation expense	1,353,000	181,000	142,000
Changes in operating assets and liabilities, net of acquisitions:			
(Increase) decrease in accounts receivable	(10,684,000)	15,214,000	(4,749,000)
Decrease (increase) in inventories	6,359,000	(87,000)	(16,597,000)
Decrease in prepaid expenses and other current assets	549,000	5,216,000	650,000
Increase (decrease) in trade accounts payable	125,000	(5,619,000)	808,000
Increase (decrease) in accrued expenses and other current liabilities	11,474,000	(11,296,000)	3,803,000
Decrease in income taxes payable	(1,196,000)	(936,000)	(1,040,000)
Other	248,000	366,000	330,000
Net cash provided by operating activities	101,717,000	75,817,000	73,162,000
Investing Activities:			
Acquisitions, net of cash acquired	(39,061,000)	(59,798,000)	(24,761,000)
Capital expenditures	(8,877,000)	(10,253,000)	(13,455,000)
Other	(325,000)	20,000	166,000
Net cash used in investing activities	(48,263,000)	(70,031,000)	(38,050,000)
Financing Activities:			
Payments on revolving credit facility	(78,000,000)	(73,000,000)	(66,000,000)
Borrowings on revolving credit facility	37,000,000	91,000,000	50,000,000
Distributions to noncontrolling interests	(10,360,000)	(9,591,000)	(7,456,000)
Acquisitions of noncontrolling interests	(795,000)	(11,268,000)	(4,277,000)
Repurchases of common stock	—	(8,098,000)	—
Cash dividends paid	(3,546,000)	(3,150,000)	(2,631,000)
Payment of industrial development revenue bonds	—	—	(1,980,000)
Redemptions of common stock related to stock option exercises	(681,000)	—	—
Proceeds from stock option exercises	1,815,000	1,207,000	2,398,000
Excess tax benefit from stock option exercises	669,000	1,573,000	4,324,000
Other	(294,000)	(219,000)	(1,158,000)
Net cash used in financing activities	(54,192,000)	(11,546,000)	(26,780,000)
Effect of exchange rate changes on cash	114,000	365,000	(717,000)
Net (decrease) increase in cash and cash equivalents	(624,000)	(5,395,000)	7,615,000
Cash and cash equivalents at beginning of year	7,167,000	12,562,000	4,947,000
Cash and cash equivalents at end of year	$ 6,543,000	$ 7,167,000	$ 12,562,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

HEICO Corporation, through its principal subsidiaries HEICO Aerospace Holdings Corp. ("HEICO Aerospace") and HEICO Electronic Technologies Corp. ("HEICO Electronic") and their subsidiaries (collectively, the "Company"), is principally engaged in the design, manufacture and sale of aerospace, defense and electronic related products and services throughout the United States and internationally. The Company's customer base is primarily the aviation, defense, space, medical, telecommunication and electronic industries.

Basis of Presentation

The consolidated financial statements include the accounts of HEICO Corporation and its subsidiaries, all of which are wholly-owned except for HEICO Aerospace, which is 20%-owned by Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines. In addition, HEICO Aerospace consolidates three subsidiaries which are 72%, 80%, and 82.3% owned, respectively, and a joint venture formed in March 2001, which is 16% owned by American Airlines' parent company, AMR Corporation. Also, HEICO Electronic consolidates three subsidiaries, which are 80%, 93.3% and 82.5% owned, respectively (see Note 12, Redeemable Noncontrolling Interests). All significant intercompany balances and transactions are eliminated.

Stock Split

In March 2010, the Company's Board of Directors declared a 5-for-4 stock split on both classes of the Company's common stock. The stock split was effected as of April 27, 2010 in the form of a 25% stock dividend distributed to shareholders of record as of April 16, 2010. All applicable share and per share information has been adjusted retrospectively to give effect to the 5-for-4 stock split.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, the Company considers all highly liquid investments such as U.S. Treasury bills and money market funds with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consist of amounts billed and currently due from customers and unbilled costs and estimated earnings related to revenue from certain fixed price contracts recognized on the percentage-of-completion method that have been recognized for accounting purposes, but not yet billed to customers. The valuation of accounts receivable requires that the Company set up an allowance for estimated uncollectible accounts and record a corresponding charge to bad debt expense. The Company estimates uncollectible receivables based on such factors as its prior experience, its appraisal of a customer's ability to pay, age of receivables outstanding and economic conditions within and outside of the aviation, defense, space, medical, telecommunication and electronic industries.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographical regions. The Company performs ongoing credit evaluations of its customers, but does not generally require collateral to support customer receivables.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventory

Inventory is stated at the lower of cost or market, with cost being determined on the first-in, first-out or the average cost basis. Losses, if any, are recognized fully in the period when identified.

The Company periodically evaluates the carrying value of inventory, giving consideration to factors such as its physical condition, sales patterns and expected future demand in order to estimate the amount necessary to write down its slow moving, obsolete or damaged inventory. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

In accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation and amortization is generally provided on the straight-line method over the estimated useful lives of the various assets. The Company's property, plant and equipment is depreciated over the following estimated useful lives:

Buildings and improvements	15 to 40 years
Leasehold improvements	2 to 20 years
Machinery and equipment	3 to 10 years
Tooling	2 to 5 years

The costs of major additions and improvements are capitalized. Leasehold improvements are amortized over the shorter of the leasehold improvement's useful life or the lease term. Repairs and maintenance are expensed as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected within earnings.

Business Combinations

As further explained in New Accounting Pronouncements below, the Company adopted new accounting guidance for business combinations effective prospectively for acquisitions consummated on or after November 1, 2009 (the beginning of fiscal 2010). Under the new guidance, any contingent consideration is recognized as a liability at fair value as of the acquisition date with subsequent fair value adjustments recorded in operations. Acquisition costs are generally expensed as incurred. For acquisitions consummated prior to fiscal 2010, contingent consideration is accounted for as an additional cost of the respective acquired entity when paid and acquisition costs were capitalized as part of the purchase price.

The Company allocates the purchase price of acquired entities to the underlying tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values, with any excess recorded as goodwill. The operating results of acquired businesses are included in the Company's results of operations beginning as of their effective acquisition dates.

Goodwill and Other Intangible Assets

The Company tests goodwill for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. The test requires the Company to compare the fair value of each of its reporting units to its carrying value to determine potential impairment. If the carrying value of a reporting unit exceeds its fair value, the implied fair value of that reporting unit's goodwill is to be calculated and an impairment loss is recognized in the amount by which the carrying value of the reporting unit's goodwill exceeds its implied fair value, if any.

The Company's intangible assets not subject to amortization consist principally of its trade names. The Company's intangible assets subject to amortization are amortized on the straight-line method over the following estimated useful lives:

Customer relationships	5 to 10 years
Intellectual property	6 to 15 years
Licenses	12 to 17 years
Non-compete agreements	2 to 7 years
Patents	5 to 19 years
Trade names	5 to 10 years

Amortization expense of intellectual property, licenses and patents is recorded as a component of cost of sales, and amortization expense of customer relationships, non-compete agreements and trade names is recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statement of Operations. The Company tests each non-amortizing intangible asset for impairment annually as of October 31, or more frequently if events or changes in circumstances indicate that the asset might be impaired. To derive the fair value of its trade names, the Company utilizes an income approach. The Company also tests each amortizing intangible asset for impairment if events or circumstances indicate that the asset might be impaired. The test consists of determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Investments

Investments are stated at fair value based on quoted market prices. Investments that are intended to be held for less than one year are included within prepaid expenses and other current assets in the Company's Consolidated Balance Sheets, while those intended to be held for longer than one year are classified within other assets. Unrealized gains or losses associated with available-for-sale securities are reported net of tax within other comprehensive income in shareholders' equity. Unrealized gains or losses associated with trading securities are recorded as a component of other income in the Company's Consolidated Statement of Operations.

Derivative Instruments

From time to time, the Company utilizes certain derivative instruments (e.g. interest rate swap agreements and foreign currency forward contracts) to hedge the variability of expected future cash flows of certain transactions. On an ongoing basis, the Company assesses whether derivative instruments used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items and therefore qualify as cash flow hedges. For a derivative instrument that qualifies as a cash flow hedge, the effective portion of changes in fair value of the derivative is deferred and recorded as a component of other comprehensive income until the hedged transaction occurs and is recognized in earnings. All other portions of changes in the fair value of a cash flow hedge are recognized in earnings immediately.

The Company has previously utilized interest rate swap agreements to manage interest expense related to its revolving credit facility. Interest rate risk associated with the Company's variable rate revolving credit facility is the potential increase in interest expense from an increase in interest rates. The Company did not enter into any interest rate swap agreements in fiscal 2010, 2009 or 2008.

During fiscal 2008, the Company entered into a one year foreign currency forward contract to mitigate foreign exchange risk at one of its foreign subsidiaries for transactions denominated in a currency other than its functional currency. The impact of this forward contract did not have a material effect on the Company's results of operations, financial position or cash flows in fiscal 2009 or 2008. The Company did not enter into any foreign currency forward contracts in fiscal 2010 or 2009.

Customer Rebates and Credits

The Company records accrued customer rebates and credits as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. These amounts generally relate to discounts negotiated with customers as part of certain sales contracts that are usually tied to sales volume thresholds. The Company accrues customer rebates and credits as a reduction within net sales as the revenue is recognized based on the estimated level of discount rate expected to be earned by each customer over the life of the contract period (generally one year). Accrued customer rebates and credits are monitored by management and discount levels are updated at least quarterly.

Product Warranties

Product warranty liabilities are estimated at the time of shipment and recorded as a component of accrued expenses and other current liabilities in the Company's Consolidated Balance Sheets. The amount recognized is based on historical claims experience.

Revenue Recognition

Revenue is recognized on an accrual basis, primarily upon the shipment of products and the rendering of services. Revenue earned from rendering services represented less than 10% of consolidated net sales for all periods presented. Revenue from certain fixed price contracts for which costs can be dependably estimated is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. The percentage of the Company's net sales recognized under the percentage-of-completion method was approximately 2%, 1%, and 3% in fiscal 2010, 2009 and 2008, respectively. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the period of revision. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Variations in actual labor performance, changes to estimated profitability, and final contract settlements may result in revisions to cost estimates and are recognized in income in the period in which the revisions are determined.

The asset, "costs and estimated earnings in excess of billings" on uncompleted percentage-of-completion contracts, included in accounts receivable, represents revenue recognized in excess of amounts billed. The liability, "billings in excess of costs and estimated earnings," included in accrued expenses and other current liabilities, represents billings in excess of revenue recognized on contracts accounted for under either the percentage-of-completion method or the completed-contract method. Billings are made based on the completion of certain milestones as provided for in the contracts.

For fixed price contracts in which costs cannot be dependably estimated, revenue is recognized on the completed-contract method. A contract is considered complete when all significant costs have been incurred or the item has been accepted by the customer. The aggregate effects of changes in estimates relating to long-term contracts did not have a material effect on net income from consolidated operations in fiscal 2010, 2009 or 2008.

Stock-Based Compensation

The Company records compensation expense associated with stock options in its Consolidated Statements of Operations based on the grant date fair value of those awards. The fair value of each stock option on the date of grant is estimated using the Black-Scholes pricing model based on certain valuation assumptions. Expected volatilities are based on the Company's historical stock prices over the contractual terms of the options and other factors. The risk-free interest rates used are based on the published U.S. Treasury yield curve in effect at the time of the grant for instruments with a similar life. The dividend yield reflects the Company's expected dividend yield at the date of grant. The expected life represents the period that the stock options are expected to be outstanding, taking into consideration the contractual terms of the options and employee historical exercise behavior. The Company generally recognizes stock option compensation expense ratably over the award's vesting period.

The Company calculates the amount of excess tax benefit that is available to offset future write-offs of deferred tax assets, or additional paid-in-capital pool ("APIC Pool") by tracking each stock option award granted after November 1, 1996 on an employee-by-employee basis and on a grant-by-grant basis to determine whether there is a tax benefit situation or tax deficiency situation for each such award. The Company then compares the fair value expense to the tax deduction received for each stock option grant and aggregates the benefits and deficiencies, which have the effect of increasing or decreasing, respectively, the APIC Pool. Should the amount of future tax deficiencies be greater than the available APIC Pool, the Company will record the excess as income tax expense in its Consolidated Statements of Operations. The excess tax benefit resulting from tax deductions in excess of the cumulative compensation expense recognized for stock options exercised is presented as a financing activity in the Company's Consolidated Statements of Cash Flows. All other tax benefits related to stock options have been presented as a component of operating activities.

Income Taxes

Income tax expense includes United States and foreign income taxes, plus the provision for United States taxes on undistributed earnings of foreign subsidiaries not deemed to be permanently invested. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from periods recognized for income tax purposes.

The Company accounts for uncertainty in income taxes and evaluates tax positions utilizing a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is to measure the benefit to be recorded from tax positions that meet the more-likely-than-not recognition threshold by determining the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement and recognizing that amount in the financial statements. As a result of adopting the provisions of the new guidance relating to the accounting for uncertainty in income taxes effective November 1, 2007, the Company recognized a cumulative effect adjustment that decreased retained earnings as of the beginning of fiscal 2008 by $639,000. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. Further information regarding income taxes can be found in Note 6, Income Taxes.

Noncontrolling Interests

Effective November 1, 2009, the Company adopted new accounting guidance that requires the recognition of certain noncontrolling interests (previously referred to as minority interests) as a separate component within equity in the consolidated balance sheet. It also requires the amount of consolidated net income attributable to the parent and the noncontrolling interests be clearly identified and presented within the consolidated statement of operations. The adoption of this new guidance (which is included in Accounting Standards Codification ("ASC") 810, "Consolidation") has affected the presentation of noncontrolling interests in the Company's consolidated financial statements on a retrospective basis. For example, under this guidance, "Net income from consolidated operations" is comparable to what was previously presented as "Income before minority interests" and "Net income attributable to HEICO" is comparable to what was previously presented as "Net income." Further, acquisitions of noncontrolling interests are considered a financing activity under the new accounting guidance and are no longer presented as an investing activity.

Effective November 1, 2009, the Company also adopted new accounting guidance that retrospectively affects the financial statement classification and measurement of redeemable noncontrolling interests. This guidance is included in ASC 480, "Distinguishing Liabilities from Equity." As further detailed in Note 12, Redeemable Noncontrolling Interests, the holders of equity interests in certain of the Company's subsidiaries have rights ("Put Rights") that require the Company to provide cash consideration for their equity interests (the "Redemption Amount") at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. The Put Rights are embedded in the shares owned by the noncontrolling interest holders and are not freestanding. Previously, the Company recorded such redeemable noncontrolling interests at historical cost plus an allocation of subsidiary earnings based on ownership interest, less dividends paid to the noncontrolling interest holders. Effective November 1, 2009, the Company adjusted its redeemable noncontrolling interests in accordance with this new accounting guidance to the higher of their carrying cost or management's estimate of the Redemption Amount with a corresponding decrease to retained earnings and classified such interests outside of permanent equity. Under this guidance, subsequent adjustments to the carrying amount of redeemable noncontrolling interests to reflect any changes in the Redemption Amount at the end of each reporting period will be recorded in the same manner. Such adjustments to Redemption Amounts based on fair value will have no effect on net income per share attributable to HEICO shareholders whereas the portion of periodic adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption amount in excess of fair value will effect net income per share attributable to HEICO shareholders under the two-class method.

As a result of adopting the new accounting guidance for noncontrolling interests and redeemable noncontrolling interests, the Company (i) reclassified approximately $78 million from temporary equity (previously labeled as "Minority interests in consolidated subsidiaries") to permanent equity (labeled as "Noncontrolling interests") pertaining to noncontrolling interests that do not contain a redemption feature; and (ii) renamed temporary equity as "Redeemable noncontrolling interests" and recorded an approximately $45 million increase to redeemable noncontrolling interests with a corresponding decrease to retained earnings in the Company's Consolidated Balance Sheet. The resulting $57 million of redeemable noncontrolling interests as of November 1, 2009 represents management's estimate of the aggregate Redemption Amount of all Put Rights that the Company would be required to pay of which approximately $25 million is redeemable at fair value and approximately $32 million is redeemable based solely on a multiple of future earnings. The actual Redemption Amount will likely be different. See Note 12, Redeemable Noncontrolling Interests, for additional information as well as the Company's Consolidated Statements of Shareholders' Equity and Comprehensive Income, which have been retrospectively adjusted.

Net Income per Share Attributable to HEICO Shareholders

Basic net income per share attributable to HEICO shareholders is computed by dividing net income attributable to HEICO by the weighted average number of common shares outstanding during the period. Diluted net income per share attributable to HEICO shareholders is computed by dividing net income attributable to HEICO by the weighted average number of common shares outstanding during the period plus potentially dilutive common shares arising from the assumed exercise of stock options, if dilutive. The dilutive impact of potentially dilutive common shares is determined by applying the treasury stock method.

As further detailed in "Noncontrolling Interests" above, the portion of periodic adjustments to the carrying amount of redeemable noncontrolling interests based solely on a multiple of future earnings that reflect a redemption amount in excess of fair value are deducted from net income attributable to HEICO for purposes of determining net income per share attributable to HEICO shareholders under the two-class method (see Note 13, Net Income per Share Attributable to HEICO Shareholders).

Foreign Currency Translation

All assets and liabilities of foreign subsidiaries that do not utilize the United States dollar as its functional currency are translated at period-end exchange rates, while revenue and expenses are translated using average exchange rates for the period. Unrealized translation gains or losses are reported as foreign currency translation adjustments through other comprehensive income in shareholders' equity.

Contingencies

Losses for contingencies such as product warranties, litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income until they have been realized.

New Accounting Pronouncements

As discussed within "Noncontrolling Interests" above, the Company adopted new guidance related to the recognition, measurement and classification of noncontrolling interests.

In September 2006, the Financial Accounting Standards Board ("FASB") issued new guidance which defines fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. This guidance is included in ASC 820, "Fair Value Measurements and Disclosures." In February 2008, the FASB issued additional guidance which delayed the effective date by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. These nonfinancial assets and liabilities include items such as goodwill, other intangible assets, and property, plant and equipment that are measured at fair value resulting from impairment, if deemed necessary. The provisions of this guidance related to nonfinancial assets and liabilities were adopted by the Company on a prospective basis as of the beginning of fiscal 2010, or November 1, 2009. The adoption did not have a material effect on the Company's results of operations, financial position or cash flows.

In December 2007, the FASB issued new guidance for business combinations that retains the fundamental requirements of previous guidance that the acquisition method of accounting (formerly the "purchase accounting" method) be used for all business combinations and for an acquirer to be identified for each business combination. However, the new guidance changes the approach of applying the acquisition method in a number of significant areas, including that acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value as of the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset as of the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. Further, any contingent consideration will be recognized as a liability at fair value as of the acquisition date with subsequent fair value adjustments recorded in operations. Contingent consideration was previously accounted for as an additional cost of the respective acquired entity when paid. The Company adopted the new guidance (which is included in ASC 805, "Business Combinations") on a prospective basis as of the beginning of fiscal 2010 for all business combinations consummated on or after November 1, 2009. The adoption did not have a material effect on the Company's results of operations, financial position or cash flows.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures About Fair Value Measurements," which requires new disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements and more detailed information of activity in Level 3 fair value measurements. The Company adopted ASU 2010-06 as of the beginning of the second quarter of fiscal 2010, except the additional Level 3 disclosures, which are effective in fiscal years beginning after December 15, 2010, or as of fiscal 2012 for HEICO. The adoption did not have a material effect on the Company's results of operations, financial position or cash flows. The Company will make the additional Level 3 disclosures, if applicable, as of the date of adoption.

In December 2010, the FASB ratified Emerging Issues Task Force ("EITF") Issue 10-G, "Disclosure of Supplementary Pro Forma Information for Business Combinations." Under EITF Issue 10-G, supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. EITF Issue 10-G is effective for business combinations consummated in periods beginning after December 15, 2010, or in the second quarter of fiscal 2011 for HEICO. Early adoption is permitted. The Company will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.

NOTE 2 | ACQUISITIONS

In November 2007, the Company, through an 80%-owned subsidiary of HEICO Aerospace, acquired all of the stock of a European company. The acquired company supplies aircraft parts for sale and exchange as well as repair management services to commercial and regional airlines, asset management companies and FAA overhaul and repair facilities.

In January 2008, the Company, through HEICO Aerospace, acquired certain assets and assumed certain liabilities of a U.S. company that designs and manufactures FAA-approved aircraft and engine parts primarily for the commercial aviation market. The Company has since combined the operations of the acquired entity within other subsidiaries of HEICO Aerospace.

In February 2008, the Company, through HEICO Aerospace, acquired an 80.1% interest in certain assets and certain liabilities of a U.S. company that is an FAA-approved repair station which specializes in avionics primarily for the commercial aviation market. The remaining noncontrolling interest is principally owned by certain members of the acquired company's management.

In May 2009, the Company, through HEICO Electronic, acquired 82.5% of the stock of VPT, Inc., a U.S. company that designs and provides power conversion products principally serving the defense, space and aviation industries. The remaining 17.5% continues to be owned by an existing VPT shareholder which is also a supplier to the acquired company. During the first year following the acquisition, VPT met certain earnings objectives which obligated the Company to pay additional purchase consideration of $1.3 million in the third quarter of fiscal 2010. In addition, subject to meeting certain earnings objectives during the second and third year following the acquisition, the Company may be obligated to pay additional purchase consideration of up to approximately $1.3 million in fiscal 2011 and $10.1 million in fiscal 2012.

In October 2009, the Company, through HEICO Electronic, acquired the business, assets and certain liabilities of the Seacom division of privately-held Dukane Corp. and formed a new subsidiary, Dukane Seacom, Inc. ("Seacom"). Seacom is a designer and manufacturer of underwater locator beacons used to locate aircraft cockpit voice recorders, flight data recorders, marine ship voyage recorders and various other devices which have been submerged under water. Subject to meeting certain earnings objectives during the first two years following the acquisition, the Company may be obligated to pay additional purchase consideration of up to approximately $11.7 million in aggregate. Based on the subsidiary's earnings in the first year following the acquisition, the Company accrued $4.1 million of additional purchase consideration as of October 31, 2010, which it expects to pay in fiscal 2011.

In February 2010, the Company, through HEICO Electronic, acquired substantially all of the assets and assumed certain liabilities of dB Control. dB control produces high-power devices used in both defense and commercial applications. As further detailed in Note 7, Fair Value Measurements, the Company may be obligated to pay contingent consideration of up to $2.0 million in fiscal 2013 should dB Control meet certain earnings objectives during the second and third years following the acquisition.

As part of the purchase agreements associated with certain prior year acquisitions, the Company may be obligated to pay additional purchase consideration based on the acquired subsidiary meeting certain earnings objectives following the acquisition. For acquisitions consummated prior to fiscal 2010, the Company accrues an estimate of additional purchase consideration when the earnings objectives are met. During fiscal 2010, the Company, through HEICO Electronic, paid $4.2 million of such additional purchase consideration of which $1.8 million was accrued as of October 31, 2009. During fiscal 2009, the Company, through HEICO Electronic, paid $3.8 million of such additional purchase consideration of which $2.2 million was accrued as of October 31, 2008. During fiscal 2008, the Company, through HEICO Aerospace and HEICO Electronic, paid $7.0 million and $4.7 million, respectively, of such additional purchase consideration, all of which was accrued as of October 31, 2007. The amounts paid in fiscal 2010, 2009 and 2008 were based on a multiple of each applicable subsidiary's earnings relative to target and were not contingent upon the former shareholders of the respective acquired entity remaining employed by the Company or providing future services to the Company. Accordingly, these amounts represent an additional cost of the respective entity recorded as additional goodwill. Information regarding additional contingent purchase consideration related to acquisitions prior to fiscal 2010 may be found in Note 16, Commitments and Contingencies.

The purchase price of each of the above referenced acquisitions was paid in cash using proceeds from the Company's revolving credit facility and is not material or significant to the Company's consolidated financial statements. The aggregate cost paid in cash for acquisitions, including additional purchase consideration payments, was $39.1 million, $59.8 million and $24.8 million in fiscal 2010, 2009 and 2008, respectively. The allocation of the purchase price of each acquisition to the tangible and identifiable intangible assets acquired and liabilities assumed is based on their estimated fair values as of the date of acquisition. The Company determines the fair values of such assets and liabilities, generally in consultation with third-party valuation advisors. The excess of the purchase price over the estimated fair values is recorded as goodwill (see Note 17, Supplemental Disclosures of Cash Flow Information).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The operating results of the Company's fiscal 2010 acquisition were included in the Company's results of operations from the effective acquisition date. The amount of net sales and earnings of the 2010 acquisition included in the Consolidated Statements of Operations is not material. The following table presents unaudited pro forma financial information for fiscal 2009 as if the fiscal 2010 acquisition had occurred as of November 1, 2008 for purposes of the information presented for the year ended October 31, 2009. Had the fiscal 2010 acquisition been consummated as of November 1, 2009, net sales, net income from consolidated operations, net income attributable to HEICO, and basic and diluted net income per share attributable to HEICO shareholders on a pro forma basis for fiscal 2010 would not have been materially different than the reported amounts. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisition had taken place as of November 1, 2008. The unaudited pro forma financial information includes adjustments to historical amounts such as additional amortization expense related to intangible assets acquired and increased interest expense associated with borrowings to finance the acquisition.

Year ended October 31,	2009
Net sales	$ 563,025,000
Net income from consolidated operations	$ 61,966,000
Net income attributable to HEICO	$ 46,747,000
Net income per share attributable to HEICO shareholders:	
Basic	$ 1.43
Diluted	$ 1.38

NOTE 3 I SELECTED FINANCIAL STATEMENT INFORMATION

Accounts Receivable

As of October 31,	2010	2009
Accounts receivable	$ 94,283,000	$ 80,399,000
Less: Allowance for doubtful accounts	(2,468,000)	(2,535,000)
Accounts receivable, net	$ 91,815,000	$ 77,864,000

Costs and Estimated Earnings on Uncompleted Percentage-of-Completion Contracts

As of October 31,	2010	2009
Costs incurred on uncompleted contracts	$ 6,323,000	$ 10,280,000
Estimated earnings	7,603,000	8,070,000
	13,926,000	18,350,000
Less: Billings to date	(8,967,000)	(12,543,000)
	$ 4,959,000	$ 5,807,000
Included in the accompanying Consolidated Balance Sheets under the following captions:		
Accounts receivable, net (costs and estimated earnings in excess of billings)	$ 5,135,000	$ 5,832,000
Accrued expenses and other current liabilities (billings in excess of costs and estimated earnings)	(176,000)	(25,000)
	$ 4,959,000	$ 5,807,000

Changes in estimates pertaining to percentage of completion contracts did not have a material effect on net income from consolidated operations in fiscal 2010, 2009 or 2008.

Inventories

As of October 31,	2010	2009
Finished products	$ 72,263,000	$ 79,665,000
Work in process	19,034,000	14,279,000
Materials, parts, assemblies and supplies	46,918,000	43,641,000
Inventories, net of valuation reserves	$ 138,215,000	$ 137,585,000

Inventories related to long-term contracts were not significant as of October 31, 2010 and 2009.

Property, Plant and Equipment

As of October 31,	2010	2009
Land	$ 3,656,000	$ 3,656,000
Buildings and improvements	38,772,000	38,091,000
Machinery, equipment and tooling	85,095,000	80,697,000
Construction in progress	6,319,000	5,331,000
	133,842,000	127,775,000
Less: Accumulated depreciation and amortization	(74,839,000)	(67,247,000)
Property, plant and equipment, net	$ 59,003,000	$ 60,528,000

The amounts set forth above include tooling costs having a net book value of $4,479,000 and $4,369,000 as of October 31, 2010 and 2009, respectively. Amortization expense on capitalized tooling was $1,857,000, $1,825,000 and $1,575,000 for the fiscal years ended October 31, 2010, 2009 and 2008, respectively. Expenditures for capitalized tooling costs were $1,750,000, $2,193,000 and $1,412,000 in fiscal 2010, 2009 and 2008, respectively.

Depreciation and amortization expense, exclusive of tooling, on property, plant and equipment was $8,668,000, $8,365,000 and $7,990,000 for the fiscal years ended October 31, 2010, 2009 and 2008, respectively.

Included in the Company's property, plant and equipment is rotable equipment located at various customer locations in connection with certain repair and maintenance agreements. The rotables are stated at a net book value of $219,000 and $631,000 as of October 31, 2010 and 2009, respectively.

Accrued Expenses and Other Current Liabilities

As of October 31,	2010	2009
Accrued employee compensation and related payroll taxes	$ 26,556,000	$ 14,745,000
Accrued customer rebates and credits	9,230,000	9,689,000
Accrued additional purchase consideration	4,104,000	1,775,000
Other	12,211,000	10,769,000
Accrued expenses and other current liabilities	$ 52,101,000	$ 36,978,000

The increase in accrued employee compensation and related payroll taxes as of October 31, 2010 compared to October 31, 2009 reflects a higher level of accrued performance awards based on the improved consolidated operating results.

The total customer rebates and credits deducted within net sales for the fiscal years ended October 31, 2010, 2009 and 2008 were $8,866,000, $8,315,000 and $10,249,000, respectively.

Other Long-Term Assets and Liabilities

The Company provides eligible employees, officers and directors of the Company the opportunity to voluntarily defer base salary, bonus payments, commissions, long-term incentive awards and directors fees, as applicable, on a pre-tax basis through the HEICO Corporation Leadership Compensation Plan ("LCP"), a nonqualified deferred compensation plan that conforms to Section 409A of the Internal Revenue Code. The Company matches 50% of the first 6% of base salary deferred by each participant. In fiscal 2008, the LCP was amended principally to allow director fees that would otherwise be payable in Company common stock to be deferred into the Plan, and, when distributed, amounts would be distributable in actual shares of Company common stock. During fiscal 2009, the LCP was amended to comply with the final Section 409A regulations issued by the Internal Revenue Service, which became effective January 1, 2009. Further, while the Company has no obligation to do so, the LCP also provides the Company the opportunity to make discretionary contributions. The Company's matching contributions and any discretionary contributions are subject to vesting and forfeiture provisions set forth in the LCP. Company contributions to the Plan charged to income in fiscal 2010, 2009 and 2008 totaled $2,862,000, $2,195,000 and $2,075,000, respectively. The aggregate liabilities of the LCP were $22,223,000 and $15,552,000 as of October 31, 2010 and 2009, respectively, and are classified within other long-term liabilities in the Company's Consolidated Balance Sheets. The assets of the LCP, totaling $22,604,000 and $15,811,000 as of October 31, 2010 and 2009, respectively, are classified within other assets and principally represent cash surrender values of life insurance policies that are held within an irrevocable trust that may be used to satisfy the obligations under the LCP.

Other long-term liabilities also includes deferred compensation of $4,283,000 and $3,953,000 as of October 31, 2010 and 2009, respectively, principally related to elective deferrals of salary and bonuses under a Company sponsored non-qualified deferred compensation plan available to selected employees. The Company makes no contributions to this plan. The assets of this plan, which equaled the deferred compensation liability as of October 31, 2010 and 2009, respectively, are held within an irrevocable trust and classified within other assets in the Company's Consolidated Balance Sheets. Additional information regarding the assets of this deferred compensation plan and the LCP may be found in Note 7, Fair Value Measurements.

NOTE 4 | GOODWILL AND OTHER INTANGIBLE ASSETS

The Company has two operating segments: the Flight Support Group ("FSG") and the Electronic Technologies Group ("ETG"). Changes in the carrying amount of goodwill during fiscal 2010 and 2009 by operating segment are as follows:

	Segment		Consolidated
	FSG	ETG	Totals
Balances as of October 31, 2008	$ 181,126,000	$ 142,267,000	$ 323,393,000
Goodwill acquired	6,444,000	29,269,000	35,713,000
Adjustments to goodwill	866,000	1,612,000	2,478,000
Accrued additional purchase consideration	–	1,775,000	1,775,000
Foreign currency translation adjustments	23,000	1,861,000	1,884,000
Balances as of October 31, 2009	188,459,000	176,784,000	365,243,000
Goodwill acquired	–	12,920,000	12,920,000
Adjustments to goodwill	–	1,960,000	1,960,000
Accrued additional purchase consideration	–	4,104,000	4,104,000
Foreign currency translation adjustments	–	789,000	789,000
Balances as of October 31, 2010	$ 188,459,000	$ 196,557,000	$ 385,016,000

The goodwill acquired during fiscal 2010 relates to the current year acquisition described in Note 2, Acquisitions. The goodwill acquired during fiscal 2009 relates to the prior year acquisitions described in Note 2, Acquisitions, as well as acquisitions of redeemable noncontrolling interests described in Note 12, Redeemable Noncontrolling Interests. The amounts represent the residual value after the allocation of the total consideration to the tangible and identifiable intangible assets acquired and liabilities assumed (inclusive of contingent consideration for the fiscal 2010 acquisition). The adjustments to goodwill during fiscal 2010 and 2009 principally represent additional purchase consideration paid relating to prior year acquisitions for which the earnings objectives were met in fiscal 2010 and 2009, respectively. The accrued additional purchase consideration recognized in fiscal 2010 and 2009 is the result of certain subsidiaries of the ETG meeting certain earnings objectives in those respective fiscal years. See Note 2 and Note 16, Commitments and Contingencies, for additional information regarding additional contingent purchase consideration. The foreign currency translation adjustment reflects unrealized translation gains on the goodwill recognized in connection with foreign subsidiaries. Foreign currency translation adjustments are included in other comprehensive income in the Company's Consolidated Statements of Shareholders' Equity and Comprehensive Income. The Company estimates that approximately $19 million and $25 million of the goodwill recognized in fiscal 2010 and 2009, respectively, will be deductible for income tax purposes. Based on the annual test for goodwill impairment as of October 31, 2010, the Company determined there is no impairment of its goodwill as the fair value of each of the Company's reporting units significantly exceeded their carrying value.

Identifiable intangible assets consist of:

	As of October 31, 2010			As of October 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing Assets:						
Customer relationships	$ 37,338,000	$ (12,142,000)	$ 25,196,000	$ 33,237,000	$ (9,944,000)	$ 23,293,000
Intellectual property	7,281,000	(1,372,000)	5,909,000	3,369,000	(628,000)	2,741,000
Licenses	1,000,000	(621,000)	379,000	1,000,000	(547,000)	453,000
Non-compete agreements	1,170,000	(1,019,000)	151,000	1,221,000	(969,000)	252,000
Patents	554,000	(270,000)	284,000	575,000	(246,000)	329,000
Trade names	569,000	(112,000)	457,000	569,000	-	569,000
	47,912,000	(15,536,000)	32,376,000	39,971,000	(12,334,000)	27,637,000
Non-Amortizing Assets:						
Trade names	17,111,000	-	17,111,000	13,951,000	-	13,951,000
	$ 65,023,000	$ (15,536,000)	$ 49,487,000	$ 53,922,000	$(12,334,000)	$ 41,588,000

The increase in the gross carrying amount of customer relationships, intellectual property and non-amortizing trade names as of October 31, 2010 compared to October 31, 2009 principally relates to such intangible assets recognized in connection with an acquisition made during the second quarter of fiscal 2010 (see Note 2, Acquisitions, and Note 17, Supplemental Disclosures of Cash Flow Information). The increase in the gross carrying amount of customer relationships recognized in connection with the fiscal 2010 acquisition was partially offset by the write-off of certain such fully amortized intangible assets and a write-down to fair value of certain other such intangible assets. During fiscal 2010 and 2009, the Company recognized impairment losses of approximately $1.1 million and $.2 million, respectively, from the write-down of certain customer relationships and $.3 million and $.1 million, respectively, from the write-down of trade names, within the ETG to their estimated fair values, due to reductions in future cash flows associated with such intangible assets. The impairment losses were recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statement of Operations.

The weighted average amortization period of the customer relationships and intellectual property acquired during fiscal 2010 is eight years. Based on the final purchase price allocations during the allocation period for certain fiscal 2009 acquisitions, the weighted average amortization period of the customer relationships and intellectual property acquired in fiscal 2009 is approximately eight years and seven years, respectively. The weighted average amortization period of the finite-lived trade names and non-compete agreements acquired during fiscal 2009 is approximately five years and two years, respectively.

Amortization expense of other intangible assets was $6,795,000, $4,499,000 and $5,156,000 for the fiscal years ended October 31, 2010, 2009 and 2008, respectively. Amortization expense for each of the next five fiscal years and thereafter is estimated to be $6,100,000 in fiscal 2011, $5,396,000 in fiscal 2012, $4,936,000 in fiscal 2013, $4,639,000 in fiscal 2014, $3,495,000 in fiscal 2015 and $7,810,000 thereafter.

NOTE 5 I LONG-TERM DEBT

Long-term debt consists of the following:

As of October 31,	2010	2009
Borrowings under revolving credit facility	$ 14,000,000	$ 55,000,000
Notes payable, capital leases and equipment loans	221,000	431,000
	14,221,000	55,431,000
Less: Current maturities of long-term debt	(148,000)	(237,000)
	$ 14,073,000	$ 55,194,000

The aggregate balance of long-term debt will mature within the next three fiscal years with $148,000 in fiscal 2011, $52,000 in fiscal 2012 and $14,021,000 in fiscal 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revolving Credit Facility

In May 2008, the Company amended its revolving credit facility by entering into a $300 million Second Amended and Restated Revolving Credit Agreement ("Credit Facility") with a bank syndicate, which matures in May 2013. Under certain circumstances, the maturity may be extended for two one-year periods. The Credit Facility also includes a feature that will allow the Company to increase the Credit Facility, at its option, up to $500 million through increased commitments from existing lenders or the addition of new lenders. The Credit Facility may be used for working capital and general corporate needs of the Company, including letters of credit, capital expenditures and to finance acquisitions. Advances under the Credit Facility accrue interest at the Company's choice of the "Base Rate" or the London Interbank Offered Rate ("LIBOR") plus applicable margins (based on the Company's ratio of total funded debt to earnings before interest, taxes, depreciation and amortization, noncontrolling interest and non-cash charges, or "leverage ratio"). The Base Rate is the higher of (i) the Prime Rate or (ii) the Federal Funds rate plus .50%. The applicable margins for LIBOR-based borrowings range from .625% to 2.25%. A fee is charged on the amount of the unused commitment ranging from .125% to .35% (depending on the Company's leverage ratio). The Credit Facility also includes a $50 million sublimit for borrowings made in euros, a $30 million sublimit for letters of credit and a $20 million swingline sublimit. The Credit Facility is unsecured and contains covenants that require, among other things, the maintenance of the leverage ratio, a senior leverage ratio and a fixed charge coverage ratio. In the event the Company's leverage ratio exceeds a specified level, the Credit Facility would become secured by the capital stock owned in substantially all of the Company's subsidiaries.

As of October 31, 2010 and 2009, the Company had a total of $14 million and $55 million, respectively, borrowed under its revolving credit facility at a weighted average interest rate of .9% as of each period. The amounts were primarily borrowed to fund acquisitions (see Note 2, Acquisitions) as well as for working capital and general corporate purposes. The revolving credit facility contains both financial and non-financial covenants. As of October 31, 2010, the Company was in compliance with all such covenants.

NOTE 6 I INCOME TAXES

The components of the provision for income taxes on income before income taxes and noncontrolling interests are as follows:

Year ended October 31,	2010	2009	2008
Current:			
Federal	$ 29,180,000	$ 25,920,000	$ 27,118,000
State	4,659,000	3,890,000	4,225,000
Foreign	1,044,000	841,000	490,000
	34,883,000	30,651,000	31,833,000
Deferred	1,817,000	(2,651,000)	3,617,000
Total income tax expense	$ 36,700,000	$ 28,000,000	$ 35,450,000

A reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

Year ended October 31,	2010	2009	2008
Federal statutory income tax rate	35.0%	35.0%	35.0%
State taxes, less applicable federal income tax reduction	3.2	2.5	2.9
Net tax benefit on noncontrolling interests' share of income	(2.6)	(2.7)	(3.0)
Net tax benefit on qualified research and development activities	(1.0)	(2.9)	(.3)
Net tax benefit on qualified domestic production activities	(.8)	(.6)	(.7)
Other, net	(.1)	.6	.6
Effective tax rate	33.7%	31.9%	34.5%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes that it is more likely than not that it will generate sufficient future taxable income to utilize all of its deferred tax assets and has therefore not recorded a valuation allowance on any such asset. Significant components of the Company's deferred tax assets and liabilities are as follows:

As of October 31,	2010	2009
Deferred tax assets:		
Inventories	$ 14,196,000	$ 13,123,000
Deferred compensation liability	9,969,000	7,407,000
Foreign R&D carryforward and credit	2,788,000	1,714,000
Bonus accrual	1,568,000	1,214,000
Net operating loss carryforward of acquired business	1,395,000	4,184,000
Stock option compensation	1,068,000	549,000
Allowance for doubtful accounts receivable	896,000	880,000
Vacation accrual	769,000	795,000
Customer rebates accrual	558,000	671,000
Other	1,864,000	1,833,000
Total deferred tax assets	35,071,000	32,370,000
Deferred tax liabilities:		
Intangible asset amortization	55,750,000	50,113,000
Accelerated depreciation	3,044,000	3,700,000
Software development costs	1,905,000	1,622,000
Other	773,000	1,604,000
Total deferred tax liabilities	61,472,000	57,039,000
Net deferred tax liability	$ (26,401,000)	$ (24,669,000)

The net deferred tax liability is classified in the Company's Consolidated Balance Sheets as follows:

As of October 31,	2010	2009
Current asset	$ 18,907,000	$ 16,671,000
Long-term liability	45,308,000	41,340,000
Net deferred tax liability	$ (26,401,000)	$ (24,669,000)

As of October 31, 2010 and 2009, the Company's liability for gross unrecognized tax benefits related to uncertain tax positions was $2,306,000 and $3,328,000, respectively, of which $1,927,000 and $2,859,000, respectively, would decrease the Company's income tax expense and effective income tax rate if the tax benefits were recognized.

A reconciliation of the activity related to the liability for gross unrecognized tax benefits during the fiscal years ended October 31, 2010 and 2009 is as follows:

Year ended October 31,	2010	2009
Balances as of beginning of year	$ 3,328,000	$ 5,742,000
Increases related to prior year tax positions	46,000	91,000
Decreases related to prior year tax positions	(1,229,000)	(3,562,000)
Increases related to current year tax positions	551,000	1,234,000
Settlements	(31,000)	(211,000)
Lapse of statutes of limitations	(359,000)	34,000
Balances as of end of year	$ 2,306,000	$ 3,328,000

The Company's net liability for unrecognized tax benefits was $2,252,000 as of October 31, 2010, including $238,000 of interest and $170,000 of penalties and net of $462,000 in related deferred tax assets. During the fiscal year ended October 31, 2010, the Company accrued interest of $62,000 and penalties of $22,000 related to the unrecognized tax benefits noted above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The $1,022,000 decrease in the liability during fiscal 2010 was principally related to the finalization of a study of qualifying research and development activities used to prepare the Company's fiscal 2009 U.S. federal and state income tax returns and the settlement of the California Franchise Tax Board examination of the income tax credit claimed for qualified research and development activities on the Company's state of California filings for fiscal years 2001 through 2005. The decrease in the liability reduced the Company's income tax expense by $932,000.

The $2,414,000 decrease in the liability during fiscal 2009 was principally related to the release of liabilities for tax positions for which the uncertainty was only related to the timing of such tax benefits and the effect of a favorable settlement reached with the IRS during fiscal 2009, partially offset by increases related to current year tax positions. During the IRS' examination of the income tax credits claimed by the Company in its U.S. federal filings for qualified research and development activities incurred for fiscal years 2002 through 2005, new information was obtained that supported an aggregate reduction of the liability for uncertain tax positions concerning research and development activities for fiscal years 2002 through 2008. As a result of the IRS settlement and associated liability adjustment, the Company recognized a tax benefit, which increased net income attributable to HEICO by approximately $1,225,000 for fiscal 2009. Further, during the second quarter of 2009, the Company filed an application with the IRS for an accounting methodology change that does not require the IRS' advanced approval. As this change removed the uncertainty surrounding certain tax positions that were related only to the timing of such tax benefits, the Company released the related liability, including interest, and deferred tax asset upon filing the application, which did not have a material effect on net income for the fiscal year 2009.

The Company files income tax returns in the United States ("U.S.") federal jurisdiction and in multiple state jurisdictions. The Company is also subject to income taxes in certain jurisdictions outside the U.S., none of which are individually material to the accompanying consolidated financial statements. Generally, the Company is no longer subject to U.S. federal or state examinations by tax authorities for fiscal years prior to 2006.

The total amount of unrecognized tax benefits can change due to audit settlements, tax examination activities, lapse of applicable statutes of limitations and the recognition and measurement criteria under the guidance related to accounting for uncertainty in income taxes. The Company is unable to estimate what this change could be within the next twelve months, but does not believe it would be material to its consolidated financial statements.

NOTE 7 I FAIR VALUE MEASUREMENTS

The Company performs its fair value measurements according to accounting guidance that defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's level is based on the lowest level of input that is significant to the fair value measurement. The guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1 — Quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly; or

Level 3 — Unobservable inputs for the asset or liability where there is little or no market data, requiring management to develop its own assumptions.

The following tables set forth by level within the fair value hierarchy the Company's assets and liabilities that were measured at fair value on a recurring basis as of October 31, 2010 and 2009:

As of October 31, 2010	Level 1	Level 2	Level 3	Total
Assets:				
Deferred compensation plans:				
Corporate owned life insurance	$ —	$ 22,908,000	$ —	$ 22,908,000
Equity securities	1,267,000	—	—	1,267,000
Money market funds and cash	1,165,000	—	—	1,165,000
Mutual funds	1,002,000	—	—	1,002,000
Other	—	545,000	—	545,000
Total assets	$ 3,434,000	$ 23,453,000	$ —	$ 26,887,000
Liabilities:				
Contingent consideration	$ —	$ —	$ 1,150,000	$ 1,150,000

As of October 31, 2009	Level 1	Level 2	Level 3	Total
Assets:				
Deferred compensation plans:				
Corporate owned life insurance	$ —	$ 15,687,000	$ —	$ 15,687,000
Equity securities	1,057,000	—	—	1,057,000
Money market funds and cash	2,163,000	—	—	2,163,000
Mutual funds	614,000	—	—	614,000
Other	—	243,000	—	243,000
Total assets	$ 3,834,000	$ 15,930,000	$ —	$ 19,764,000
Liabilities	$ —	$ —	$ —	$ —

The Company maintains two non-qualified deferred compensation plans. The assets of the HEICO Corporation Leadership Compensation Plan (the "LCP") principally represent cash surrender values of life insurance policies, which derive their fair values from investments in mutual funds that are managed by an insurance company and are classified within Level 2. Certain other assets of the LCP represent investments in HEICO common stock and money market funds that are classified within Level 1. The assets of the Company's other deferred compensation plan are principally invested in a life insurance policy that is classified within Level 2 and equity securities, mutual funds and money market funds that are classified within Level 1. The assets of both plans are held within irrevocable trusts and classified within other assets in the Company's Consolidated Balance Sheets. The related liabilities of the two deferred compensation plans are included within other long-term liabilities in the Company's Consolidated Balance Sheets and have an aggregate value of $26,506,000 as of October 31, 2010 and $19,505,000 as of October 31, 2009.

The Company did not have any transfers between Level 1 and Level 2 fair value measurements during fiscal 2010.

As part of the agreement to acquire a subsidiary by the ETG in the second quarter of fiscal 2010, the Company may be obligated to pay contingent consideration of up to $2.0 million in fiscal 2013 should the acquired entity meet certain earnings objectives during the second and third years following the acquisition. The $1,150,000 fair value of the contingent consideration as of the acquisition date was determined using a discounted cash flow model and probability adjusted internal estimates of the subsidiary's future earnings and is classified in Level 3. There have been no subsequent changes in the fair value of this contingent consideration as of October 31, 2010 and this obligation is included in other long-term liabilities in the Company's Consolidated Balance Sheet. Changes in the fair value of contingent consideration will be recorded in the Company's consolidated statements of operations.

The carrying amounts of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses and other current liabilities approximate fair value as of October 31, 2010 due to the relatively short maturity of the respective instruments. The carrying value of long-term debt approximates fair value due to its variable interest rates.

During fiscal 2010 and 2009, certain intangible assets within the ETG were measured at fair value on a nonrecurring basis, resulting in the recognition of impairment losses aggregating $1.4 million and $.3 million, respectively (see Note 4, Goodwill and Other Intangible Assets). The fair value of each asset was determined using a discounted cash flow model and internal estimates of each asset's future cash flows.

The following table sets forth the fair values as of October 31 of the Company's nonfinancial assets and liabilities that were measured at fair value on a nonrecurring basis, all of which are classified in Level 3, and related impairment losses recognized during fiscal 2010 and 2009:

	2010			2009		
	Carrying Amount	Impairment Loss	Fair Value (Level 3)	Carrying Amount	Impairment Loss	Fair Value (Level 3)
Customer relationships	$ 1,871,000	$ (1,080,000)	$ 791,000	$ 406,000	$ (200,000)	$ 206,000
Trade names	1,937,000	(330,000)	1,607,000	351,000	(100,000)	251,000
Other intangible assets	28,000	(28,000)	—	—	—	—
Total		$ (1,438,000)			$ (300,000)	

NOTE 8 | SHAREHOLDERS' EQUITY

Preferred Stock Purchase Rights Plan

The Company's Board of Directors adopted, as of November 2, 2003, a Shareholder Rights Agreement (the "2003 Plan"). Pursuant to the 2003 Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of Common Stock and Class A Common Stock (with the preferred share purchase rights collectively as the "Rights"). The Rights trade with the common stock and are not exercisable or transferable apart from the Common Stock and Class A Common Stock until after a person or group either acquires 15% or more of the outstanding common stock or commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. Absent either of the aforementioned events transpiring, the Rights will expire as of the close of business on November 2, 2013.

The Rights have certain anti-takeover effects and, therefore, will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors or who acquires 15% or more of the outstanding common stock without approval of the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 15% or more of the outstanding common stock or until a person commences or announces an intention to commence a tender offer for 15% or more of the outstanding common stock. The 2003 Plan also contains a provision to help ensure a potential acquirer pays all shareholders a fair price for the Company.

Common Stock and Class A Common Stock

Each share of Common Stock is entitled to one vote per share. Each share of Class A Common Stock is entitled to a 1/10 vote per share. Holders of the Company's Common Stock and Class A Common Stock are entitled to receive when, as and if declared by the Board of Directors, dividends and other distributions payable in cash, property, stock or otherwise. In the event of liquidation, after payment of debts and other liabilities of the Company, and after making provision for the holders of preferred stock, if any, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.

Stock Split

In March 2010, the Company's Board of Directors declared a 5-for-4 stock split on both classes of the Company's common stock. The stock split was effected as of April 27, 2010 in the form of a 25% stock dividend distributed to shareholders of record as of April 16, 2010. All applicable share and per share information has been adjusted retrospectively to give effect to the 5-for-4 stock split.

Share Repurchases

In accordance with the Company's share repurchase program, 242,170 shares of Class A Common Stock were repurchased at a total cost of $3.9 million and 230,625 shares of Common Stock were repurchased at a total cost of $4.2 million during the second quarter of 2009.

In March 2009, the Company's Board of Directors approved an increase in the Company's share repurchase program by an aggregate 1,250,000 shares of either or both Class A Common Stock and Common Stock, bringing the total authorized for future purchase to 1,280,928 shares.

During the first and second quarters of fiscal 2010, the Company repurchased an aggregate 17,577 shares of Common Stock at a total cost of $.6 million and an aggregate 2,613 shares of Class A Common Stock at a total cost of $.1 million. The transactions occurred as settlement for employee taxes due pertaining to exercises of non-qualified stock options and did not impact the number of shares authorized for future purchase under the Company's share repurchase program.

The Company did not repurchase any shares of its common stock in fiscal 2008.

NOTE 9 | STOCK OPTIONS

The Company currently has two stock option plans, the 2002 Stock Option Plan ("2002 Plan") and the Non-Qualified Stock Option Plan, under which stock options may be granted. The Company's 1993 Stock Option Plan ("1993 Plan") terminated in March 2003 on the tenth anniversary of its effective date. No options may be granted under the 1993 Plan after such termination date; however, options outstanding as of the termination date may be exercised pursuant to their terms. In addition, the Company granted stock options in fiscal 2002 to a former shareholder of an acquired business pursuant to an employment agreement entered into in connection with the acquisition in fiscal 1999. A total of 3,582,520 shares of the Company's stock are reserved for issuance to employees, directors, officers and consultants as of October 31, 2010, including 2,137,448 shares currently under option and 1,445,072 shares available for future grants. Options issued under the 2002 Plan may be designated as incentive stock options or non-qualified stock options. Incentive stock options are granted with an exercise price of not less than 100% of the fair market value of the

Company's common stock as of date of grant (110% thereof in certain cases) and are exercisable in percentages specified as of the date of grant over a period up to ten years. Only employees are eligible to receive incentive stock options. Non-qualified stock options under the 2002 Plan may be immediately exercisable. In March 2008, the Company's shareholders approved two amendments to the 2002 Plan, which principally increased the number of shares available for issuance under the plan and now requires options be granted with an exercise price of no less than fair market value of the Company's common stock as of the date of the grant. The options granted pursuant to the 2002 Plan may be designated as Common Stock and/or Class A Common Stock in such proportions as shall be determined by the Board of Directors or the Stock Option Plan Committee at its sole discretion. Options granted under the Non-Qualified Stock Option Plan may be granted with an exercise price of no less than the fair market value of the Company's common stock as of the date of grant and are generally exercisable in four equal annual installments commencing one year from the date of grant. The stock options granted to a former shareholder of an acquired business were fully vested and transferable as of the grant date and expire ten years from the date of grant. The exercise price of such options was the fair market value as of the date of grant. Options under all stock option plans expire no later than ten years after the date of grant, unless extended by the Stock Option Plan Committee or the Board of Directors.

Information concerning stock option activity for each of the three fiscal years ended October 31 is as follows:

	Shares Available For Grant	Shares Under Option	
		Shares	Weighted Average Exercise Price
Outstanding as of October 31, 2007	203,630	2,344,163	$ 7.83
Shares approved by the Shareholders for the 2002 Stock Option Plan	1,875,000	—	$ —
Cancelled	817	(887)	$ 5.33
Exercised	—	(313,598)	$ 7.65
Outstanding as of October 31, 2008	2,079,447	2,029,678	$ 7.86
Granted	(421,875)	421,875	$ 29.16
Exercised	—	(122,725)	$ 9.83
Outstanding as of October 31, 2009	1,657,572	2,328,828	$ 11.62
Granted	(212,500)	212,500	$ 40.86
Cancelled	—	(744)	$ 10.91
Exercised	—	(403,136)	$ 8.43
Outstanding as of October 31, 2010	1,445,072	2,137,448	$ 15.13

Information concerning stock options outstanding and stock options exercisable by class of common stock as of October 31, 2010 is as follows:

	Options Outstanding			
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Common Stock	1,441,479	$ 16.98	3.9	$ 47,282,827
Class A Common Stock	695,969	$ 11.29	3.4	17,989,858
	2,137,448	$ 15.13	3.8	$ 65,272,685

	Options Exercisable			
	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Common Stock	1,041,479	$ 9.39	1.8	$ 42,065,227
Class A Common Stock	545,969	$ 7.38	1.9	16,247,778
	1,587,448	$ 8.70	1.9	$ 58,313,005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information concerning stock options exercised is as follows:

Year ended October 31,	2010	2009	2008
Cash proceeds from stock option exercises	$ 1,815,000	$ 1,207,000	$ 2,398,000
Tax benefit realized from stock option exercises	951,000	1,890,000	6,248,000
Intrinsic value of stock option exercises	10,379,000	1,586,000	7,854,000

Net income attributable to HEICO for the fiscal years ended October 31, 2010, 2009 and 2008 includes compensation expense of $1,353,000, $181,000 and $142,000, respectively, and an income tax benefit of $516,000, $64,000 and $43,000, respectively, related to the Company's stock options. Substantially all of the stock option compensation expense was recorded as a component of selling, general and administrative expenses in the Company's Consolidated Statements of Operations. As of October 31, 2010, there was $9,131,000 of pre-tax unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a weighted average period of approximately 4.3 years. The total fair value of stock options that vested in 2010, 2009 and 2008 was $1,212,000, $14,000 and $408,000, respectively.

For the fiscal years ended October 31, 2010, 2009 and 2008, the excess tax benefit resulting from tax deductions in excess of the cumulative compensation cost recognized for stock options exercised was $669,000, $1,573,000 and $4,324,000, respectively, and is presented as a financing activity in the Company's Consolidated Statements of Cash Flows.

The weighted-average fair value of stock options granted during fiscal 2010 was $22.31 per share for Common Stock and $11.13 per share for Class A Common Stock. The weighted-average fair value of stock options granted during fiscal 2009 was $16.79 per share for Common Stock and $10.76 per share for Class A Common Stock. The Company did not grant any stock options in fiscal 2008. If there were a change in control of the Company, all of the unvested options outstanding as of October 31, 2010 would become immediately exercisable.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions for the fiscal years ended October 31, 2010 and 2009:

	2010		2009	
	Common Stock	Class A Common Stock	Common Stock	Class A Common Stock
Expected stock price volatility	42.01%	39.57%	44.13%	39.44%
Risk-free interest rate	2.45%	3.02%	3.22%	2.80%
Dividend yield	.27%	.33%	.25%	.33%
Forfeiture rate	.00%	.00%	.00%	.00%
Expected option life (years)	9	7	9	6

NOTE 10 I RETIREMENT PLANS

The Company has a qualified defined contribution retirement plan (the "Plan") under which eligible employees of the Company and its participating subsidiaries may make Elective Deferral Contributions up to the limitations set forth in Section 402(g) of the Internal Revenue Code. The Company generally makes a 25% or 50% Employer Matching Contribution, as determined by the Board of Directors, based on a participant's Elective Deferral Contribution up to 6% of the participant's Compensation for the Elective Deferral Contribution period. The Employer Matching Contribution may be contributed to the Plan in the form of the Company's common stock or cash, as determined by the Company. The Company's match of a portion of a participant's contribution is invested in Company common stock and is based on the fair value of the shares as of the date of contribution. The Plan also provides that the Company may contribute to the Plan additional amounts in its common stock or cash at the discretion of the Board of Directors. Employee contributions can not be invested in Company common stock.

Participants receive 100% vesting of employee contributions and cash dividends received on Company common stock. Vesting in Company contributions is based on a participant's number of years of vesting service. Contributions to the Plan charged to income in fiscal 2010, 2009 and 2008 totaled $20,000, $40,000 and $230,000, respectively. Company contributions are made with the use of forfeited shares within the Plan. As of October 31, 2010, the Plan held approximately 37,000 forfeited shares of Common Stock and 84,000 forfeited shares of Class A Common Stock, which are available to make future Company contributions.

In 1991, the Company established a Directors Retirement Plan covering its then current directors. The net assets and expenses of this plan as of October 31, 2010, 2009 and 2008 were not material to the financial position of the Company. The projected benefit obligation of this plan was $409,000 and $441,000 as of October 31, 2010 and 2009, respectively, and is classified within other long-term liabilities in the Company's Consolidated Balance Sheets.

NOTE 11 | RESEARCH AND DEVELOPMENT EXPENSES

Cost of sales amounts in fiscal 2010, 2009 and 2008 include approximately $22.7 million, $19.7 million and $18.4 million, respectively, of new product research and development expenses.

NOTE 12 | REDEEMABLE NONCONTROLLING INTERESTS

The holders of equity interests in certain of the Company's subsidiaries have rights ("Put Rights") that may be exercised on varying dates causing the Company to purchase their equity interests beginning in fiscal 2011 through fiscal 2018. The Put Rights, all of which relate either to common shares or membership interests in limited liability companies, provide that the cash consideration to be paid for their equity interests (the "Redemption Amount") be at fair value or at a formula that management intended to reasonably approximate fair value based solely on a multiple of future earnings over a measurement period. As of October 31, 2010, management's estimate of the aggregate Redemption Amount of all Put Rights that the Company would be required to pay is approximately $55 million. The actual Redemption Amount will likely be different. The portion of the estimated Redemption Amount as of October 31, 2010 redeemable at fair value is approximately $25 million and the portion redeemable based solely on a multiple of future earnings is approximately $30 million.

See Note 1, Summary of Significant Accounting Policies, for more information regarding how the Company accounts for its redeemable noncontrolling interests in accordance with new accounting guidance adopted as of the beginning of fiscal 2010 and the Company's Consolidated Statements of Shareholders' Equity and Comprehensive Income for a summary of changes in redeemable noncontrolling interests for fiscal 2010. Acquisitions of redeemable noncontrolling interests are treated as equity transactions under the new accounting guidance. During fiscal 2008 and 2009, the Company accounted for acquisitions of redeemable noncontrolling interests under the accounting guidance in effect at that time pertaining to step acquisitions. The excess of the purchase price paid over the carrying amount was allocated principally to goodwill under such guidance. The Company's Consolidated Statement of Shareholders' Equity and Comprehensive Income for fiscal 2008 and 2009 is presented on a retrospective basis to reflect the adoption of new accounting guidance as of November 1, 2009 pertaining to redeemable noncontrolling interests, which resulted in an increase to redeemable noncontrolling interests and a decrease to retained earnings. The subsequent acquisition of certain redeemable noncontrolling interests on a retrospective basis results in a reversal of any previously recorded decrease to retained earnings related to such redeemable noncontrolling interests recorded as part of the adoption of this new accounting guidance.

The portion of adjustments to the redemption amount of redeemable noncontrolling interests determined to be in excess of fair value in fiscal 2010 was $102,000, which affects the calculation of basic and diluted net income per share attributable to HEICO shareholders under the two-class method. No portions of the adjustments to the redemption amount of redeemable noncontrolling interests were determined to be in excess of fair value in fiscal 2009 and 2008. See Note 13, Net Income per Share Attributable to HEICO Shareholders, for the computation of net income per share under the two-class method.

A summary of the put and call rights associated with the redeemable noncontrolling interests in certain of the Company's subsidiaries and transactions involving redeemable noncontrolling interests during fiscal 2010, 2009 and 2008 is as follows:

As part of the agreement to acquire an 80% interest in a subsidiary by the ETG in fiscal 2004, the noncontrolling interest holders currently have the right to cause the Company to purchase their interests over a five-year period and the Company has the right to purchase the noncontrolling interests over a five-year period beginning in fiscal 2015, or sooner under certain conditions.

Pursuant to the purchase agreement related to the acquisition of an 85% interest in a subsidiary by the ETG in fiscal 2005, certain noncontrolling interest holders exercised their option during fiscal 2007 to cause the Company to purchase their aggregate 3% interest over a four-year period that ended in fiscal 2010. Pursuant to this same purchase agreement, certain other noncontrolling interest holders exercised their option during fiscal 2009 to cause the Company to purchase their aggregate 10.5% interest over a four-year period ending in fiscal 2012. Accordingly, the Company increased its ownership interest in the subsidiary by an aggregate 8.3% (or one-fourth of such applicable noncontrolling interest holders' aggregate interest in fiscal years 2007 through 2010) to 93.3% effective April 2010. The purchase prices of the acquired equity interests were paid using cash provided by operating activities. Further, the remaining noncontrolling interest holders currently have the right to cause the Company to purchase their aggregate 1.5% interest over a four-year period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the purchase agreement related to the acquisition of a 51% interest in a subsidiary by the FSG in fiscal 2006, the noncontrolling interest holders exercised their option during fiscal 2008 to cause the Company to purchase an aggregate 28% interest over a four-year period ending in fiscal 2011. Accordingly, the Company increased its ownership interest in the subsidiary by 7% (or one-fourth of such noncontrolling interest holders' aggregate interest) to 58% effective April 2008. The Company and the noncontrolling interest holders agreed to accelerate the purchase of 14% of these equity interests (7% from April 2009 and 7% from April 2010), which increased the Company's ownership interest to 72% effective December 2008. The remaining 7% interest is scheduled to be purchased in April 2011. Further, the Company has the right to purchase the remaining 21% of the equity interests of the subsidiary over a three-year period beginning in fiscal 2012, or sooner under certain conditions, and the noncontrolling interest holders have the right to cause the Company to purchase the same equity interests over the same period.

As part of the agreement to acquire an 80% interest in a subsidiary by the FSG in fiscal 2006, the Company has the right to purchase the noncontrolling interests over a four-year period beginning in fiscal 2014, or sooner under certain conditions, and the noncontrolling interest holders have the right to cause the Company to purchase the same equity interests over the same period.

As part of the agreement to acquire an 80.1% interest in a subsidiary by the FSG in fiscal 2008, the Company has the right to purchase the noncontrolling interests over a five-year period beginning in fiscal 2014, or sooner under certain conditions, and the noncontrolling interest holders have the right to cause the Company to purchase the same equity interests over the same period. In May 2010, the Company, through the FSG, acquired an additional 2.2% equity interest in the subsidiary, which increased the Company's ownership interest to 82.3%. The additional equity interest acquired was pursuant to an amendment to the original agreement which does not affect the put/call provisions pertaining to the remaining noncontrolling interests.

During the first quarter of fiscal 2009, the Company, through HEICO Aerospace, acquired the remaining 10% equity interest in one of its subsidiaries, which increased the Company's ownership interest to 100% effective October 31, 2008. The purchase price of the acquired equity interest, which was accrued as of October 31, 2008, was paid using cash provided by operating activities.

As part of an agreement to acquire an 82.5% interest in a subsidiary by the ETG in fiscal 2009, the Company has the right to purchase the noncontrolling interests beginning in fiscal 2014, or sooner under certain conditions, and the noncontrolling interest holder has the right to cause the Company to purchase the same equity interests over the same period.

The purchase prices of the redeemable noncontrolling interests acquired in fiscal 2010 were paid using cash provided by operating activities. The purchase prices of the redeemable noncontrolling interests acquired in fiscal 2009 and 2008 were paid in cash using proceeds from the Company's revolving credit facility unless otherwise noted. The aggregate cost of the redeemable noncontrolling interests acquired was $.8 million, $11.3 million and $4.3 million in fiscal 2010, 2009 and 2008, respectively.

NOTE 13 | NET INCOME PER SHARE ATTRIBUTABLE TO HEICO SHAREHOLDERS

The computation of basic and diluted net income per share attributable to HEICO shareholders using the two-class method is as follows:

Year ended October 31,	2010	2009	2008
Numerator:			
Net income attributable to HEICO	$ 54,938,000	$ 44,626,000	$ 48,511,000
Less: redemption amount of redeemable noncontrolling interests in excess of fair value (see Note 12)	102,000	—	—
Net income attributable to HEICO, as adjusted	$ 54,836,000	$ 44,626,000	$ 48,511,000
Denominator:			
Weighted average common shares outstanding - basic	32,832,508	32,755,999	32,886,424
Effect of dilutive stock options	938,322	1,024,040	1,167,771
Weighted average common shares outstanding - diluted	33,770,830	33,780,039	34,054,195
Net income per share attributable to HEICO shareholders:			
Basic	$ 1.67	$ 1.36	$ 1.48
Diluted	$ 1.62	$ 1.32	$ 1.42
Anti-dilutive stock options excluded	415,625	107,864	

NOTE 14 | QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales:				
2010	$ 135,535,000	$ 153,845,000	$ 158,270,000	$ 169,370,000
2009	$ 130,437,000	$ 130,166,000	$ 134,086,000	$ 143,607,000
Gross profit:				
2010	$ 50,120,000	$ 53,626,000	$ 57,553,000	$ 61,048,000
2009	$ 43,904,000	$ 42,518,000	$ 45,811,000	$ 48,778,000
Net income from consolidated operations:				
2010	$ 16,030,000	$ 16,908,000	$ 19,526,000	$ 19,891,000
2009	$ 15,351,000	$ 14,296,000	$ 14,918,000	$ 15,280,000
Net income attributable to HEICO:				
2010	$ 11,793,000	$ 12,573,000	$ 14,930,000	$ 15,642,000
2009	$ 11,317,000	$ 10,541,000	$ 11,132,000	$ 11,636,000
Net income per share attributable to HEICO:				
Basic:				
2010	$ .36	$ .38	$ .45	$ .47
2009	$ .34	$ .32	$ .34	$ .36
Diluted:				
2010	$ .35	$ .37	$ .44	$ .46
2009	$ .33	$ .31	$ .33	$ .35

During the fourth quarter of fiscal 2010, the Company recorded impairment losses related to the write-down of certain intangible assets to their estimated fair values, which decreased net income attributable to HEICO by $713,000, or $.02 per diluted share, in aggregate.

During the first and second quarters of fiscal 2009, the Company reached a settlement with the Internal Revenue Service concerning the income tax credit claimed by the Company on its U.S. federal filings for qualified research and development activities incurred during fiscal years 2002 through 2005 as well as an aggregate reduction to the related liability for unrecognized tax benefits for fiscal years 2006 through 2008, which increased net income attributable to HEICO by approximately $1,225,000, or $.04 per diluted share.

Due to changes in the average number of common shares outstanding, net income per share for the full fiscal year may not equal the sum of the four individual quarters.

NOTE 15 | OPERATING SEGMENTS

The Company has two operating segments: the Flight Support Group ("FSG"), consisting of HEICO Aerospace and its subsidiaries and the Electronic Technologies Group ("ETG"), consisting of HEICO Electronic and its subsidiaries. The Flight Support Group designs, manufactures, repairs, overhauls and distributes jet engine and aircraft component replacement parts. The parts and services are approved by the FAA. The FSG also manufactures and sells specialty parts as a subcontractor for aerospace and industrial original equipment manufacturers and the United States government. The Electronic Technologies Group designs and manufactures electronic, microwave, and electro-optical equipment and components, high-speed interface products, high voltage interconnection devices, high voltage advanced power electronics products, power conversion products, underwater locator beacons and traveling wave tube amplifiers primarily for the aviation, defense, space, medical, telecommunication and electronic industries.

The Company's reportable operating segments offer distinctive products and services that are marketed through different channels. They are managed separately because of their unique technology and service requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Profit or Loss

The accounting policies of the Company's operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies. Management evaluates segment performance based on segment operating income.

Information on the Company's two operating segments, the FSG and the ETG, for each of the last three fiscal years ended October 31 is as follows:

	Segment		Other, Primarily Corporate and Intersegment	Consolidated Totals
	FSG	ETG		
Year ended October 31, 2010:				
Net sales	$ 412,337,000	$ 205,648,000	$ (965,000)	$ 617,020,000
Depreciation and amortization	9,899,000	7,308,000	390,000	17,597,000
Operating income	67,896,000	56,126,000	(14,849,000)	109,173,000
Capital expenditures	7,343,000	1,502,000	32,000	8,877,000
Total assets	410,666,000	328,577,000	42,400,000	781,643,000
Year ended October 31, 2009:				
Net sales	$ 395,423,000	$ 143,372,000	$ (499,000)	$ 538,296,000
Depreciation and amortization	9,801,000	4,728,000	438,000	14,967,000
Operating income	60,003,000	39,981,000	(11,729,000)	88,255,000
Capital expenditures	8,518,000	1,670,000	65,000	10,253,000
Total assets	414,030,000	285,602,000	33,278,000	732,910,000
Year ended October 31, 2008:				
Net sales	$ 436,810,000	$ 146,044,000	$ (507,000)	$ 582,347,000
Depreciation and amortization	9,339,000	5,238,000	475,000	15,052,000
Operating income	81,184,000	38,775,000	(14,171,000)	105,788,000
Capital expenditures	10,735,000	2,093,000	627,000	13,455,000
Total assets	418,079,000	220,888,000	37,575,000	676,542,000

Major Customer and Geographic Information

No one customer accounted for 10% or more of the Company's consolidated net sales during the last three fiscal years. The Company's net sales originating and long-lived assets held outside of the United States during each of the last three fiscal years were not material.

The Company markets its products and services in approximately 100 countries. The Company's net sales to any country other than the United States of America did not exceed 10% of consolidated net sales. Sales are attributed to countries based on the location of customers. The composition of the Company's net sales to customers located in the United States of America and to those in other countries for each of the last three fiscal years ended October 31 is as follows:

Year ended October 31,	2010	2009	2008
United States of America	$ 423,916,000	$ 367,736,000	$ 400,447,000
Other countries	193,104,000	170,560,000	181,900,000
Total	$ 617,020,000	$ 538,296,000	$ 582,347,000

NOTE 16 | COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain property and equipment, including manufacturing facilities and office equipment under operating leases. Some of these leases provide the Company with the option after the initial lease term either to purchase the property at the then fair market value or renew the lease at the then fair rental value. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Future minimum payments under non-cancelable operating leases for the next five fiscal years and thereafter are estimated to be as follows:

Year ending October 31,	
2011	$ 6,167,000
2012	5,542,000
2013	4,106,000
2014	2,318,000
2015	2,168,000
Thereafter	4,511,000
Total minimum lease commitments	$ 24,812,000

Total rent expense charged to operations for operating leases in fiscal 2010, 2009 and 2008 amounted to $6,963,000, $6,274,000 and $6,074,000, respectively.

Guarantees

The Company has arranged for a standby letter of credit for $1.5 million to meet the security requirement of its insurance company for potential workers' compensation claims, which is supported by the Company's revolving credit facility.

Product Warranty

Changes in the Company's product warranty liability for fiscal 2010 and 2009 are as follows:

Year ended October 31,	2010	2009
Balances as of beginning of year	$ 1,022,000	$ 671,000
Accruals for warranties	1,613,000	1,566,000
Warranty claims settled	(1,079,000)	(1,228,000)
Acquired warranty liabilities	80,000	13,000
Balances as of end of year	$ 1,636,000	$ 1,022,000

Additional Contingent Purchase Consideration

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2007, the Company may be obligated to pay additional purchase consideration of up to 73 million Canadian dollars in aggregate, which translates to approximately $72 million U.S. dollars based on the October 31, 2010 exchange rate, should the subsidiary meet certain earnings objectives through fiscal 2012.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2009, the Company may be obligated to pay additional purchase consideration of up to approximately $1.3 million in fiscal 2011 and $10.1 million in fiscal 2012 should the subsidiary meet certain earnings objectives during the second and third years, respectively, following the acquisition.

As part of the agreement to acquire a subsidiary by the ETG in fiscal 2009, the Company may be obligated to pay additional purchase consideration of up to approximately $7.6 million should the subsidiary meet certain earnings objectives during the second year following the acquisition.

The above referenced additional contingent purchase consideration will be accrued when the earnings objectives are met. Such additional contingent purchase consideration is based on a multiple of earnings above a threshold (subject to a cap in certain cases) and is not contingent upon the former shareholders of the acquired entities remaining employed by the Company or providing future services to the Company. Accordingly, such consideration will be recorded as an additional cost of the respective acquired entity when paid. The aggregate maximum amount of such contingent purchase consideration that the Company could be required to pay is approximately $91 million payable over future periods beginning in fiscal 2011 through fiscal 2012. Assuming the subsidiaries perform over their respective future measurement periods at the same earnings levels they have performed in the comparable historical measurement periods, the aggregate amount of such contingent purchase consideration that the Company would be required to pay is approximately $9 million. The actual contingent purchase consideration will likely be different.

Litigation

The Company is involved in various legal actions arising in the normal course of business. Based upon the Company's and its legal counsel's evaluations of any claims or assessments, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company's results of operations, financial position or cash flows.

NOTE 17 | SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest was $532,000, $617,000 and $2,443,000 in fiscal 2010, 2009 and 2008, respectively. Cash paid for income taxes was $37,300,000, $30,209,000 and $26,669,000 in fiscal 2010, 2009 and 2008, respectively. Cash received from income tax refunds in fiscal 2010, 2009 and 2008 was $3,031,000, $5,398,000 and $29,000 respectively.

Cash investing activities related to acquisitions, including contingent purchase price payments to previous owners of businesses acquired prior to fiscal 2010, is as follows:

Year ended October 31,	2010	2009	2008
Fair value of assets acquired:			
Liabilities assumed	$ 3,952,000	$ 3,881,000	$ 1,561,000
Noncontrolling interests in consolidated subsidiaries	—	3,305,000	779,000
Less:			
Goodwill	15,372,000	30,389,000	7,181,000
Identifiable intangible assets	15,400,000	21,562,000	3,355,000
Accounts receivable	6,685,000	4,720,000	2,045,000
Inventories	3,184,000	4,249,000	1,328,000
Accrued additional purchase consideration	1,775,000	2,212,000	11,736,000
Property, plant and equipment	573,000	553,000	1,381,000
Other assets	24,000	3,299,000	75,000
Acquisitions, net of cash acquired	$ (39,061,000)	$ (59,798,000)	$ (24,761,000)

In connection with certain acquisitions, the Company accrued additional purchase consideration aggregating $4.1 million, $1.8 million and $2.2 million as of October 31, 2010, 2009 and 2008, respectively, which was allocated to goodwill (see Note 2, Acquisitions, and Note 4, Goodwill and Other Intangible Assets).

There were no significant capital leases or other equipment financing activities during fiscal 2010, 2009 and 2008.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HEICO Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of and with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework.* Based on its assessment, management believes that the Company's internal control over financial reporting is effective as of October 31, 2010.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting as of October 31, 2010, as stated in their report included on the following page.

EXECUTIVE OFFICER CERTIFICATIONS

HEICO Corporation has filed with the U.S. Securities and Exchange Commission as exhibits 31.1. and 31.2 to its Form 10-K for the year ended October 31, 2010, the required certifications of its Chief Executive Officer (CEO) and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act regarding the quality of its public disclosures. HEICO Corporation's CEO also has submitted to the New York Stock Exchange (NYSE) following the March 2010 annual meeting of shareholders, the annual CEO certification stating that he is not aware of any violation by HEICO Corporation of the NYSE's corporate governance listing standards. All Board of Directors Committee Charters, Corporate Governance Guidelines as well as HEICO's Code of Ethics and Business Conduct are located on HEICO's web site at www.heico.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
HEICO Corporation
Hollywood, Florida

We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended October 31, 2010. We also have audited the Company's internal control over financial reporting as of October 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HEICO Corporation and subsidiaries as of October 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, the Company retrospectively changed its method of accounting for noncontrolling interests to adopt new accounting guidance contained in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, and FASB ASC 480, *Distinguishing Liabilities from Equity*.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
December 22, 2010

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Class A Common Stock and Common Stock are listed and traded on the New York Stock Exchange ("NYSE") under the symbols "HEI.A" and "HEI," respectively. The following tables set forth, for the periods indicated, the high and low share prices for our Class A Common Stock and our Common Stock as reported on the NYSE, as well as the amount of cash dividends paid per share during such periods.

In March 2010, the Company's Board of Directors declared a 5-for-4 stock split on both classes of the Company's common stock. The stock split was effected as of April 27, 2010 in the form of a 25% stock dividend distributed to shareholders of record as of April 16, 2010. All applicable share and per share information has been adjusted retrospectively for the 5-for-4 stock split.

Class A Common Stock			
	High	Low	Cash Dividends Per Share
Fiscal 2009:			
First Quarter	$ 25.09	$ 14.62	$ .048
Second Quarter	24.50	13.87	—
Third Quarter	26.21	18.61	.048
Fourth Quarter	28.00	20.81	—
Fiscal 2010:			
First Quarter	$ 29.57	$ 24.03	$ .048
Second Quarter	35.67	26.16	—
Third Quarter	34.22	25.78	.060
Fourth Quarter	37.48	25.24	—

As of December 17, 2010, there were 515 holders of record of our Class A Common Stock.

Common Stock			
	High	Low	Cash Dividends Per Share
Fiscal 2009:			
First Quarter	$ 34.22	$ 19.44	$ .048
Second Quarter	33.31	17.12	—
Third Quarter	32.40	21.06	.048
Fourth Quarter	35.22	28.00	—
Fiscal 2010:			
First Quarter	$ 36.98	$ 29.58	$ .048
Second Quarter	45.36	32.88	—
Third Quarter	44.61	34.67	.060
Fourth Quarter	50.75	34.58	—

As of December 17, 2010, there were 538 holders of record of our Common Stock.

In addition, as of December 17, 2010, there were approximately 3,200 holders of the Company's Class A Common Stock and Common Stock who held their shares in brokerage or nominee accounts. The combined total of all record holders and brokerage or nominee holders is approximately 4,300 holders of both classes of common stock.

In December 2010, the Board of Directors declared a regular semi-annual cash dividend of $.06 per share payable in January 2011.

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Performance Graphs

The following graph and table compare the total return on $100 invested in HEICO Common Stock and HEICO Class A Common Stock with the total return of $100 invested in the New York Stock Exchange (NYSE) Composite Index and the Dow Jones U.S. Aerospace Index for the five-year period from October 31, 2005 through October 31, 2010. The NYSE Composite Index measures all common stock listed on the NYSE. The Dow Jones U.S. Aerospace Index is comprised of large companies which make aircraft, major weapons, radar and other defense equipment and systems as well as providers of satellites and spacecrafts used for defense purposes. The total returns include the reinvestment of cash dividends.

Comparison of Five-Year Cumulative Total Return


HEICO Common Stock
HEICO Class A Common Stock
NYSE Composite Index
Dow Jones U.S. Aerospace Index
$300
$250
$200
$150
$100
$50
$0
2005
2006
2007
2008
2009
2010

	Cumulative Total Return as of October 31,					
	2005	2006	2007	2008	2009	2010
HEICO Common Stock[1]	$ 100.00	$ 164.13	$ 246.78	$ 174.82	$ 173.35	$ 284.50
HEICO Class A Common Stock[1]	100.00	177.68	257.32	167.22	184.59	278.79
NYSE Composite Index	100.00	118.05	138.73	81.54	90.67	101.08
Dow Jones U.S. Aerospace Index	100.00	130.74	172.63	103.95	116.94	159.85

(1) Information has been adjusted retrospectively for the 5-for-4 stock split effected April 27, 2010.

The following graph and table compare the total return on $100 invested in HEICO Common Stock since October 31, 1990 using the same indices shown on the five-year performance graph on the prior page. October 31, 1990 was the end of the first fiscal year following the date the current executive management team assumed leadership of the Company. No Class A Common Stock was outstanding as of October 31, 1990. As with the five-year performance graph, the total returns include the reinvestment of cash dividends.

Comparison of Twenty-Year Cumulative Total Return



$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
HEICO Common Stock
NYSE Composite Index
Dow Jones U.S. Aerospace Index
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10

Cumulative Total Return as of October 31,

	1990	1991	1992	1993	1994	1995	1996
HEICO Common Stock[1]	$ 100.00	$ 141.49	$ 158.35	$ 173.88	$ 123.41	$ 263.25	$ 430.02
NYSE Composite Index	100.00	130.31	138.76	156.09	155.68	186.32	225.37
Dow Jones U.S. Aerospace Index	100.00	130.67	122.00	158.36	176.11	252.00	341.65
	1997	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**
HEICO Common Stock[1]	$1,008.31	$1,448.99	$1,051.61	$ 809.50	$ 1,045.86	$ 670.39	$1,067.42
NYSE Composite Index	289.55	326.98	376.40	400.81	328.78	284.59	339.15
Dow Jones U.S. Aerospace Index	376.36	378.66	295.99	418.32	333.32	343.88	393.19
	2004	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**
HEICO Common Stock[1]	$1,366.57	$1,674.40	$2,846.48	$ 4,208.54	$ 2,872.01	$2,984.13	$4,772.20
NYSE Composite Index	380.91	423.05	499.42	586.87	344.96	383.57	427.61
Dow Jones U.S. Aerospace Index	478.49	579.77	757.97	1,000.84	602.66	678.00	926.75

(1) Information has been adjusted retrospectively to give effect to all stock dividends paid during the twenty-year period.

OFFICERS & SENIOR LEADERSHIP

Laurans A. Mendelson
Chairman of the Board of Directors and
Chief Executive Officer,
HEICO Corporation

Jeff Andrews
Vice President and General Manager,
Niacc-Avitech Technologies Inc.

Vaughn Barnes
President,
HEICO Specialty Products Group and
Thermal Structures, Inc.

Jeffrey S. Biederwolf
Senior Vice President - Operations,
HEICO Parts Group

Russ Carlson
Vice President and General Manager -
Hardware & Accessories,
HEICO Parts Group

Vladimir Cervera
Vice President and General Manager,
HEICO Repair Group - Miami

Barry Cohen
President and Founder,
Prime Air, LLC

Ian D. Crawford
President and Founder,
Analog Modules, Inc.

John DeFries
President,
Essex X-Ray and Medical Equipment LTD

Vital Dumais
President and Co-Founder,
EMD Technologies Incorporated

Jerry Goldlust
President and Founder,
HVT Group, Inc. and Dielectric Sciences, Inc.

Thomas A. Greenacre
President,
Dukane Seacom, Inc.

Joseph Hajduk
President and Co-Founder,
dB Control Corp.

William S. Harlow
Vice President - Acquisitions,
HEICO Corporation

Walter Howard
Vice President and General Manager -
Avionics & Power Systems,
HEICO Parts Group

John F. Hunter
Senior Vice President,
HEICO Parts Group and
HEICO Repair Group

Tung Hyunh
President and Co-Founder,
Lumina Power, Inc.

Thomas S. Irwin
Executive Vice President and
Chief Financial Officer,
HEICO Corporation

Elizabeth R. Letendre
Corporate Secretary,
HEICO Corporation

Jack Lewis
Vice President and General Manager -
Engines & Accessories,
HEICO Parts Group

Omar Lloret
Vice President and General Manager,
HEICO Repair Group - Miami

David A. Lowry
President and Co-Founder,
Engineering Design Team, Inc.

Pat Markham
Vice President - Technical Services,
HEICO Parts Group

Steve McHugh
Chief Operating Officer,
Electronic Technologies Group and
President and Co-Founder,
Santa Barbara Infrared, Inc.

Eric A. Mendelson
Co-President,
HEICO Corporation

Victor H. Mendelson
Co-President,
HEICO Corporation

Luis J. Morell
President,
HEICO Parts Group and
HEICO Repair Group

Michael Navon
President and Founder,
Blue Aerospace LLC

Dario Negrini
President,
Leader Tech, Inc.

Joseph W. Pallot
General Counsel,
HEICO Corporation

Anish V. Patel
President,
Radiant Power Corp.

Jeffrey Perkins
Vice President and General Manager,
Seal Dynamics - Tampa

James L. Reum
Executive Vice President,
HEICO Aerospace Holdings Corp.

Rex Reum
Vice President and General Manager,
Jetseal, Inc.

Thomas L. Ricketts
CEO and Co-Founder,
Connectronics Corp. and Wiremax

Troy J. Rodriguez
President and Co-Founder,
Sierra Microwave Technology, LLC

James E. Roubian
Vice President - Manufacturing,
HEICO Parts Group

Dr. Daniel M. Sable
President and Co-Founder,
VPT, Inc.

Val Shelley
Vice President - Strategy,
HEICO Corporation

David Susser
President,
HEICO Distribution Group and
Seal Dynamics LLC

Gregg Tuttle
Vice President and General Manager,
Future Aviation, Inc.

Steven Walker
Corporate Controller and Assistant Treasurer,
HEICO Corporation

Nicholas "Tony" Wright
Vice President and General Manager,
Inertial Airline Services, Inc.



BOARD OF DIRECTORS

SAMUEL L. HIGGINBOTTOM
retired Chairman, President and
Chief Executive Officer,
Rolls-Royce, Inc.

MARK H. HILDEBRANDT
Partner, Waldman, Feluren,
Hildebrandt & Trigoboff, P.A.

WOLFGANG MAYRHUBER
retired Chairman of the Executive Board
and Chief Executive Officer,
Deutsche Lufthansa AG
Chairman of the Supervisory Board,
Infineon Technologies AG

ERIC A. MENDELSON
Co-President,
HEICO Corporation

LAURANS A. MENDELSON
Chairman and
Chief Executive Officer,
HEICO Corporation

VICTOR H. MENDELSON
Co-President,
HEICO Corporation

MITCHELL I. QUAIN
Managing Director,
One Equity Partners

DR. ALAN SCHRIESHEIM
retired Director,
Argonne National Laboratory

FRANK J. SCHWITTER
retired Partner,
Arthur Andersen LLP


Samuel L. Higginbottom


Mark H. Hildebrandt


Wolfgang Mayrhuber


Eric A. Mendelson


Laurans A. Mendelson


Victor H. Mendelson


Mitchell I. Quain


Dr. Alan Schriesheim


Frank J. Schwitter



HEICO CORPORATION

Corporate Offices
3000 Taft Street
Hollywood, Florida 33021
Telephone: 954-987-4000
Facsimile: 954-987-8228
www.heico.com

SUBSIDIARIES

HEICO Aerospace Holdings Corp.
Hollywood, Florida
- Blue Aerospace LLC
- HEICO Parts Group
  - Aero Design, Inc.
  - Aircraft Technology, Inc.
  - DEC Technologies, Inc.
  - HEICO Aerospace Parts Corp.
  - Jet Avion Corporation
  - LPI Corporation
  - McClain International, Inc.
  - Turbine Kinetics, Inc.
- HEICO Aerospace Corporation
- HEICO Repair Group
  - Future Aviation, Inc.
  - HEICO Component Repair Group - Miami
  - Inertial Airline Services, Inc.
  - Niacc-Avitech Technologies Inc.
  - Prime Air, LLC and Prime Air Europe
  - Sunshine Avionics LLC
- HEICO Specialty Products Group
  - Jetseal, Inc.
  - Thermal Structures, Inc.
- HEICO Distribution Group
  - Seal Dynamics LLC

HEICO Electronic Technologies Corp.
Miami, Florida
- Analog Modules, Inc.
- Connectronics Corp. and Wiremax
- dB Control Corp.
- Dukane Seacom, Inc.
- EMD Technologies Incorporated
- Engineering Design Team, Inc.
- HVT Group, Inc.
  - Dielectric Sciences, Inc.
  - Essex X-Ray & Medical Equipment LTD
- Leader Tech, Inc.
- Lumina Power, Inc.
- Radiant Power Corp.
- Santa Barbara Infrared, Inc.
- Sierra Microwave Technology, LLC
- VPT, Inc.

REGISTRAR & TRANSFER AGENT

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Telephone: 1-800-307-3056
http://www.bnymellon.com/shareowner/equityaccess

NEW YORK STOCK EXCHANGE SYMBOLS

Class A Common Stock - "HEI.A"
Common Stock - "HEI"

FORM 10-K AND BOARD OF DIRECTORS INQUIRIES

The Company's Annual Report on Form 10-K for 2010, as filed with the Securities and Exchange Commission, is available without charge upon written request to the Corporate Secretary at the Company's headquarters.

Any inquiry to any member of the Company's Board of Directors, including, but not limited to "independent" Directors, should be addressed to such Director(s) care of the Company's Headquarters and such inquiries will be forwarded to the Director(s) of whom the inquiry is being made.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the
JW Marriott Miami Hotel
1109 Brickell Avenue
Miami, FL 33131
Telephone: 305-329-3500 on Monday,
March 28, 2011 at 10:00 a.m.

SHAREHOLDER INFORMATION

Elizabeth R. Letendre
Corporate Secretary
HEICO Corporation
3000 Taft Street
Hollywood, FL 33021
Telephone: 954-987-4000
Facsimile: 954-987-8228
eletendre@heico.com


HEI
Listed
NYSE

HEICO®
CORPORATION